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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB/A


                                Amendment No. 1


                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                     First Community Financial Corporation
                     -------------------------------------
                (Name of Small Business Issuer in its Charter)

Pennsylvania                                              23-2321079
------------                                            -------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

Two North Main Street
Mifflintown, Pennsylvania                                      17059
-------------------------                                    -------
(Address of principal executive offices)                    (zip code)

Issuer's telephone number: (717) 436-2144
                           --------------

Securities to be registered under Section 12(b) of the Act:

  Title of each class                  Name of each exchange on which registered
         None.                                           None.
         -----                                           -----

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $5.00 par value
                         -----------------------------
                               (Title of class)
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                                     INDEX
                                     -----

Description                                                                 Page

PART I

Item 1.  Description of Business                                               3
Item 2.  Management's Discussion and Analysis or Plan of Operation            11
Item 3.  Description of Property                                              24
Item 4.  Security Ownership of Certain Beneficial Owners and Management       26
Item 5.  Directors and Executive Officers, Promoters and Control Persons      28
Item 6.  Executive Compensation                                               29
Item 7.  Certain Relationships and Related Transactions                       31
Item 8.  Description of Securities                                            31

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and
         Related Stockholder Matters                                          34
Item 2.  Legal Proceedings                                                    36
Item 3.  Changes in and Disagreements with Accountants                        36
Item 4.  Recent Sales of Unregistered Securities                              36
Item 5.  Indemnification of Directors and Officers                            37

PART F/S                                                                      38

PART III

Item 1.  Index to Exhibits                                                    63

Item 2.  Description of Exhibits                                              64
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                                    PART I
                                    ------


ITEM 1  DESCRIPTION OF BUSINESS

        First Community Financial Corporation (the "Corporation") is a one bank holding company incorporated under the laws of the Commonwealth of Pennsylvania and registered under the Bank Holding Company Act of 1956, as amended. The Corporation is headquartered in Mifflintown, Pennsylvania and was organized on November 13, 1984 for the purpose of acquiring First National Bank of Mifflintown (the "Bank") as a wholly-owned national bank subsidiary. The Corporation's principal activity consists of owning and supervising the Bank, which is engaged in providing banking and banking related services in central Pennsylvania, principally in Juniata and Perry Counties. The day-to-day management of the Bank is conducted by its officers, subject to review by its Board of Directors. Each Director of the Corporation also is a Director of the Bank. The Corporation derives substantially all of its current income from the Bank. The Corporation also has made certain investments in other Pennsylvania banking institutions, the dividends on which also are included in its current income.

First National Bank of Mifflintown.
----------------------------------

     The Bank became a wholly-owned subsidiary of the Corporation pursuant to a Plan of Reorganization and Merger consummated in April 1985. The Bank was originally chartered as a private bank in 1864 and converted to a national bank in 1889. The Bank conducts business through ten full service banking offices. The main banking office is located in the Borough of Mifflintown, four branch offices are maintained in Juniata County and five branch offices are maintained in Perry County, Pennsylvania.

     As of December 31, 2001, the Bank had total assets of $182 Million, total shareholders' equity of $13 Million, and total deposits of $154 Million.

     The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the extent provided by law. The Bank provides a wide range of banking services to businesses and individuals, with particular emphasis on serving the needs of the individual consumer. Banking services include secured and unsecured financing, real estate financing, agricultural financing, mortgage lending, and trust and other related services, as well as checking, savings and time deposits, and a wide variety of other financial services to individuals, businesses, municipalities and governmental bodies.

     The Bank concentrates its lending activities on residential real estate, commercial real estate, commercial loans, agricultural loans and consumer installment loans. A substantial portion of the loan portfolio is secured by commercial and residential real estate, either as primary or secondary collateral. Loan approvals are made in accordance with a policy that includes delegated authorities approved by the Board of Directors. Loans are approved at various management levels up to and including the Board of Directors, depending on the amount of the loan.

     As of December 31, 2001, residential real estate loans represented 69% of the total loan portfolio. These types of loans represent a relatively low level of risk, especially in the absence of speculative lending. The most prominent risks in this market are those associated with declining economic conditions resulting from economic downturns and increases in unemployment, which could affect borrowers' abilities to repay loans. The Bank limits its risk in this area by requiring private mortgage insurance for all residential real estate loans in excess of 80% of the appraised value.

     Commercial real estate loans represented 17%, commercial loans represented 8% and agricultural loans represented 1% of the total loan portfolio at December 31, 2001. Commercial real estate loans consist primarily of loans to local businesses where the collateral for the loans includes the real estate occupied by the business. Commercial loans are comprised of loans to small businesses whose demand for funds fall within the legal lending limits of the Bank. The Bank's agricultural loans generally consist of operating lines used to finance farming operations through the growing season and term loans to finance farm equipment purchases. Risks associated with these types of loans can be significant and include, but are not limited to, fraud, bankruptcy, economic downturn, deteriorated or non-existing collateral and changes in interest rates. The Bank controls risk by using certified appraisers in determining property values, by performing thorough credit analysis and by limiting the Bank's total exposure to these types of loans. Additionally, the Bank generally does not lend above 80% of the collateral value and does not have significant loan concentrations within any one business industry.

     Consumer installment loans represented 5% of the total loan portfolio and are made on a secured and unsecured basis, primarily to fund personal, family and household purposes, including loans for automobiles, home improvement, education loans and investments. Risks associated with consumer installment loans include, but are not limited to, fraud, deteriorated or non-existing collateral, general economic downturn and customer financial problems. Risk in this area is limited by analyzing creditworthiness and controlling debt to income limits.

     The Bank's Trust Department provides a broad range of personal and corporate trust services. It administers and provides investment management services for estates, trusts, agency accounts and employee benefit plans. For the year ended December 31, 2001, income from the Bank's trust related activities amounted to $173,853 and the Bank had assets worth $39 million under management in its Trust Department at that time.

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     The Bank is subject to regulation and periodic examination by the Office of the Comptroller of the Currency (the "OCC").

     During the last three years, the Corporation has experienced substantial growth. Specifically, the Corporation's total assets increased from $129 million as of December 31, 1998 to $182 million as of December 31, 2001, funded primarily by an increase in the Bank's total deposits over this period from $112 million to $154 million. Additionally, the Bank's loans increased from $84 million to $115 million over this same period, while the Corporation's net income increased from $1.05 million to $1.30 million.

     The growth in the Bank's deposits and loans reflect its efforts to increase its market share in Juniata and Perry Counties and is largely attributable to the maturation of the Bank's newer branches in East Waterford, Juniata County and Loysville and New Bloomfield, Perry County.

     Additionally, the Bank has recently implemented an "Officer Calling Program" to assist attracting new customers, as well as an internet banking program. Finally, consistent with its efforts to increase its market share, in February 2002, the Bank opened a new branch in Shermans Dale, Perry County.

     In 2000, the Corporation reissued 40,000 shares of its common stock that it had previously purchased from JMD Partners, L.P., a large shareholder, through a community offering of those shares at an offering price of $42.00 per share. The net proceeds of this offering were utilized to retire certain debt the Corporation incurred to finance the purchase of the shares from JMD Partners, L.P., and cover other expenses related to the purchase and reissuance of the shares. Accordingly, this offering had no material effect on the Corporation's capital or liquidity position. The Corporation determined to repurchase and reissue the 40,000 shares in order to control the disposition of those shares and thereby further the Board of Directors' policy of promoting a broader distribution of stock ownership in the Corporation.

Market Area and Competition.
---------------------------

     The Bank's market area lies within Juniata and Perry Counties, Pennsylvania. By all indications, this region has good economic prospects. Juniata and Perry Counties had a combined population of approximately 66,000 in 2000, representing an increase from 1990 of 10.6% for Juniata County and 5.9% for Perry County. The primary industries in the region are agriculture and timber/woodworking. Unemployment rates in 2000 of 7.1% in Juniata County and 3.0% in Perry County reflect a relatively stable workforce. With a stable workforce and growing population, the Corporation believes that the region's economic prospects are positive.

     As of June 30, 2001, four commercial banks (the Bank, Juniata Valley Bank, Omega Bank, N.A. and Mifflinburg Bank & Trust Company) operated offices in Juniata County. Of all financial institutions operating in Juniata County, the Bank ranked second in terms of total deposits at June 30, 2001 with 35.78%. The Juniata Valley Bank ranked first with 44.03% and Omega Bank, N.A. ranked third with 13.29%. With the exception of Mifflinburg Bank & Trust, each of the institutions with which the Bank competes in Juniata County is substantially larger than the Bank. With the advantages of larger asset and capital bases, these competitors tend to have larger lending limits and tend to offer a wider variety of services than does the Bank.

     In Perry County, the Bank faces competition from seven banks. Many of these competitors also are substantially larger than the Bank and are likely to enjoy the competitive advantages provided by larger asset and capital bases. Moreover, the Perry County market is less concentrated, and therefore more competitive, than the Juniata County market. The Bank's principal competitors in Perry County are Bank of Landisburg, with approximately 28.35% of deposits at June 30, 2001, and First National Bank of Newport, with approximately 18.86%. The Bank has 7.59% of the deposits in Perry County.

     The Bank also competes with other types of financial institutions, including credit unions, finance companies, brokerage firms, insurance companies and retailers. Deposit deregulation has intensified the competition for deposits in recent years.

Return on Equity and Assets
---------------------------

     The following table shows performance ratios of the Corporation for the years ended December 31, 2001 and 2000. These ratios are among those commonly used in analyzing bank holding companies:

                                        2001        2000
                                        ----        ----
Return on average assets                 0.78%       0.69%
Return on average equity                10.36%       9.09%
Average equity to average assets         7.49%       7.57%
Dividend payout ratio                   27.42%      31.76%

Supervision and Regulation
--------------------------

     As a bank holding company, the Corporation is subject to regulation by the Pennsylvania Department of Banking and the Federal Reserve Board. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Bank is a member of the Bank Insurance Fund which is administered by the FDIC. The Bank is therefore subject to regulation by the FDIC but, as a national bank, is primarily regulated and examined by the Office of the Comptroller of the Currency ("OCC").

     The Corporation is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank

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Holding Company Act of 1956, as amended (the "BHC Act"). The Federal Reserve
Board may also make examinations of the Corporation. The BHC Act requires each bank holding company to obtain the approval of the Federal Reserve Board before it may acquire substantially all the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than five percent of the voting shares of such bank.

     Pursuant to provisions of the BHC Act and regulations promulgated by the Federal Reserve Board thereunder, the Corporation may only engage in or own companies that engage in activities deemed by the Federal Reserve Board to be closely related to the business of banking or managing or controlling banks, and the Corporation must gain permission from the Federal Reserve Board prior to engaging in most new business activities.

     A bank holding company and its subsidiaries are subject to certain restrictions imposed by the BHC Act on any extensions of credit to the Bank or any of its subsidiaries, investments in the stock or securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

     Source of Strength Doctrine.

     Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board regulations or both. This doctrine is commonly known as the "source of strength" doctrine.

     Dividends.

     Dividends are paid by the Corporation from its earnings, which are mainly provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this restriction, the Bank, without prior regulatory approval, can currently declare dividends to the Corporation totaling approximately $2,438,000.

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     Capital Adequacy.

     The federal banking regulators have adopted risk-based capital guidelines for bank holding companies and banks, such as the Corporation and the Bank. Currently, the required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, non-cumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock and a limited amount of the general loan loss allowance.

     In addition to the risk-based capital guidelines, the Federal banking regulators established minimum leverage ratio (Tier 1 capital to total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum. The Corporation and the Bank exceed all applicable capital requirements.

     FDICIA.

     The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") was enacted into law in 1991. FDICIA established five different levels of capitalization of financial institutions, with "prompt corrective actions" and significant operational restrictions imposed on institutions that are capital deficient under the categories. The five categories are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

     To be considered well capitalized, an institution must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, a leverage capital ratio of 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An institution falls within the adequately capitalized category if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4%, and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. In addition, the appropriate federal regulatory agency may downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound condition, or is engaged in an unsafe or unsound practice. Institutions are required under FDICIA to closely monitor their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. Regulatory oversight of an institution becomes more stringent with each lower capital category, with certain "prompt corrective actions" imposed depending on the level of capital deficiency. On December 31, 2001, the Corporation and the Bank each exceeded the minimum capital levels of the well capitalized category.

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     Other Provisions of FDICIA.

     Each depository institution must submit audited financial statements to its primary regulator and the FDIC, which reports are made publicly available. In addition, the audit committee of each depository institution must consist of outside directors and the audit committee at "large institutions" (as defined by FDIC regulation) must include members with banking or financial management expertise. The audit committee at "large institutions" must also have access to independent outside counsel. In addition, an institution must notify the FDIC and the institution's primary regulator of any change in the institution's independent auditor, and annual management letters must be provided to the FDIC and the depository institution's primary regulator. The regulations define a "large institution" as one with over $500 million in assets, which does not include the Bank. Also, under the rule, an institution's independent auditor must examine the institution's internal controls over financial reporting.

     Under FDICIA, each federal banking agency must prescribe certain safety and soundness standards for depository institutions and their holding companies. Three types of standards must be prescribed: asset quality and earnings, operational and managerial, and compensation. Such standards would include a ratio of classified assets to capital, minimum earnings, and, to the extent feasible, a minimum ratio of market value to book value for publicly traded securities of such institutions and holding companies. Operational and managerial standards must relate to: (i) internal controls, information systems and internal audit systems, (ii) loan documentation, (iii) credit underwriting,
(iv) interest rate exposure, (v) asset growth, and (vi) compensation, fees and benefits.

     Provisions of FDICIA relax certain requirements for mergers and acquisitions among financial institutions, including authorization of mergers of insured institutions that are not members of the same insurance fund, and provide specific authorization for a federally chartered savings association or national bank to be acquired by an insured depository institution.

     Under FDICIA, all depository institutions must provide 90 days notice to their primary federal regulator of branch closings, and penalties are imposed for false reports by financial institutions. Depository institutions with assets in excess of $250 million must be examined on-site annually by their primary federal or state regulator or the FDIC.

     FDICIA also sets forth Truth in Savings disclosure and advertising requirements applicable to all depository institutions.

     FDIC Insurance.

     As an institution whose deposits are insured by the FDIC, the Bank is also subject to insurance assessments imposed by the FDIC. The FDIC has adopted a risk related premium assessment system for both the Bank Insurance Fund ("BIF") for banks and the Savings Association Insurance fund ("SAIF") for savings associations. Under this system, FDIC insurance premiums are assessed based on capital and supervisory measures.

     Under the risk related premium assessment system, the FDIC, on a semiannual basis, assigns each institution to one of three capital groups (well capitalized, adequately capitalized, or undercapitalized) and further assigns such institution to one of three subgroups within a capital group corresponding to the FDIC's judgment of its strength based on supervisory evaluations, including examination reports, statistical analysis, and other information relevant to gauging the risk posed by the institution. Only institutions with a total risk-based capital to risk-adjusted assets ratio of 10% or greater, a Tier 1 capital to risk adjusted assets ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater, are assigned to the well capitalized group.

     On September 30, 1996, the President of the United States signed into law the Deposit Insurance Funds Act of 1996 to recapitalize the Savings Association Insurance Fund ("SAIF") administered by the Federal Deposit Insurance Corporation ("FDIC") and to provide for repayment of the FICO (Financial Institution Collateral Obligation) bonds issued by the United States Treasury Department. The FDIC levied a one time special assessment on SAIF deposits equal to 65.7 cents per $100 of the SAIF accessible deposit base as of March 31, 1995. During 1997, 1998 and 1999, the Bank Insurance Fund ("BIF") paid $322 million of FICO debt service, and SAIF paid $458 million. Since 1999, BIF and SAIF share the FICO cost equally. The FICO assessment rate is adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report submissions. As always, the FDIC will be able to raise the assessments as necessary to maintain the funds at their target capital ratios provided by law. For the fourth quarter of 2001, the FICO assessment rate for BIF and SAIF was approximately 1.84 cents per $100 of deposits. The FICO bonds will mature in 2017-2019, ending the interest payment obligation.

     In 2001, the Bank's FDIC assessment was $24,908.31.

     Community Reinvestment Act.

     Under the Community Reinvestment Act of 1977 ("CRA") and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation, consistent with safe and sound operation, to meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services it believes to be best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance. Although CRA examinations occur on a regular basis, CRA performance evaluations have been used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. A bank holding company cannot elect to be a "financial holding company" with the expanded securities, insurance and other powers that designation entails unless all of the depository institutions owned by the holding company have a CRA rating of satisfactory or better. The Gramm-Leach-

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Bliley Act also provides that a financial institution with total assets of $250 million or less, such as the Bank, will be subject to CRA examinations no more frequently than every 5 years if its most recent CRA rating was "outstanding," or every 4 years if its rating was "satisfactory." Following a CRA examination as of September 21, 1998, the Bank received a rating of "satisfactory."

     Financial Services Modernization Legislation.

     In 1999, the Gramm-Leach-Bliley Act was signed into law. This financial services reform law has had and will continue to have a significant impact on all financial institutions, including banks. The impact of the act is two-fold. First, the Act has swept away much of the regulatory structure established in the 1930's under the Glass-Steagall Act. The law creates opportunities for banks, other depository institutions, insurance companies, and securities firms to enter into business combinations that permit a single financial services organization to offer customers a complete array of financial products. The result will be increased competition in the market place for banks and other financial institutions, tempered by an enhanced ability to compete in this new market. Banks, insurance companies and securities firms may now affiliate through a "financial holding company" and engage in a broad range of activities authorized by the Federal Reserve Board and the Department of Treasury. The new activities that the act permits for financial holding companies and their affiliates are those that are financial in nature or incidental to financial activities, including insurance underwriting, investment banking, investment advisory services and securities brokerage services. The Federal Reserve maintains the authority to require that the financial holding company remain well capitalized and well managed.

     In addition, national banks are authorized to conduct these activities through "financial subsidiaries," under the supervision of the Department of Treasury's Office of the Comptroller of the Currency, except that national bank subsidiaries may not engage in insurance underwriting, merchant banking, insurance company portfolio investment, or real estate investment and development.

     Secondly, the Act has altered the regulatory boundaries for all financial services organizations, including the Bank. For example, by repealing an exemption from SEC broker/dealer registration formerly enjoyed by banks for their securities activities, the Act adds a potential layer of SEC regulation to the bank's regulatory structure.

     To the extent that the Gramm-Leach-Bliley Act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This could result in a growing number of larger financial institutions that offer a wider variety of financial services than the Bank is able to offer and that can aggressively compete in the markets that the Bank intends to serve.

     Privacy

     Under the Gramm-Leach-Bliley Act, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, will allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Pursuant to the rules, financial institutions must provide:

     . initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;

     .    annual notices of their privacy policies to current customers; and

     . a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

     Sales of Insurance Products

     In December 2000, pursuant to the requirements of the Gramm-Leach-Bliley Act, the federal bank and thrift regulatory agencies adopted consumer protection rules for the sale of insurance products by depository institutions. The rule
became effective on October 1, 2001.   The final rule applies to any depository
institution or any person selling, soliciting, advertising or offering insurance products or annuities to a consumer at an office of the institution or on behalf of the institution. The regulation requires oral and written disclosure before the completion of the sale of an insurance product or annuity that such product:

     . is not a deposit or other obligation of, or guaranteed by, the depository institution or its affiliate;

     . is not insured by the FDIC or any other agency of the United States, the depository institution or its affiliates; and

     .    has certain risks of investment, including the possible loss of value.

     The depository institution may not condition an extension of credit on the consumer's purchase of an insurance product or annuity from the depository institution or from any of its affiliates, or on the consumer's agreement not to obtain, or a prohibition on the consumer from obtaining, an insurance product or annuity from an unaffiliated entity. Furthermore, to the extent practicable, a depository institution must keep insurance and annuity sales activities physically segregated from the areas where retail deposits are routinely accepted from the general public. The rule also addresses cross marketing and referral fees.

     Proposed Legislation and Regulations

     From time to time, various federal and state legislation is proposed that could result in additional regulation of, and restrictions on, the business of the Corporation or the Bank, or otherwise change the business environment. We cannot predict whether any of this legislation, if enacted, will have a material effect on the business of the Corporation or the Bank.

Employees
---------

     As of December 31, 2001, the Bank had a total of 55 full-time and 36 part-time employees.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion represents management's analysis of the financial condition and results of operations of the Corporation and should be read in conjunction with the accompanying financial statements and other financial data included elsewhere in this report.

Forward-Looking Statements

     Except for historical information, this report may be deemed to contain "forward-looking" statements regarding the Corporation. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure and other financial terms, (b) statements of plans and objectives of management or the board of directors, and (c) statements of assumptions, such as economic conditions in the Corporation's market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy.

     No assurance can be given that the future results covered by forward-looking statements will be achieved. Such statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could impact the Corporation's operating results include, but are not limited to, (i) the effects of changing economic conditions in the Corporation's market areas and nationally, (ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates, (iv) changes in federal and state banking laws and regulations which could impact the Corporation's operations, (v) funding costs and (vi) other external developments which could materially affect the Corporation's business and operations.

     The consolidated financial statements include the Corporation and its wholly owned subsidiary, The First National Bank of Mifflintown. All significant inter-company accounts and transactions have been eliminated.

Critical Accounting Policies

     Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements. Certain of these policies are particularly sensitive requiring significant judgments, estimates and assumptions to be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including the provision and allowance for loan losses (see pages 14 and 19 -
20 and Notes 1 and 6 to the consolidated financial statements).

     Significant estimates are made by management in determining the allowance for loan losses. Consideration is given to a variety of factors in establishing
this estimate.   In estimating the allowance for loan losses, management
considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of the underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors.

Overview

     In 2001, the Corporation recorded net income of $1,301,500, an increase of $280,229 or 27.4%, from net income of $1,021,271 in 2000. Improvement in net interest income, increased non-interest income and a reduction in the provision for loan losses led to overall improved earnings for 2001. Net interest income increased $240,486 in 2001 compared to 2000. While increased volume in loans and securities was the major contributor to increased interest income, the overall decline in interest rates offset a major portion of the increase in net interest income. Non-interest income increased $137,822 in 2001 compared to 2000, which was primarily attributable to realized gains on sales of securities, commissions on debit cards, earnings on the cash value of insurance, and increased service charges on deposit accounts and insufficient fund fees collected. Basic earnings per share were $1.86 in 2001 compared to $1.48 in 2000.

     Return on average assets was 0.78% for 2001 compared with 0.69% in 2000. Return on average equity for 2001 was 10.36% compared to 9.09% in 2000.

     During 2001, average interest-earning assets increased by 14.1% or $18,997,355, to $153,654,177. Average interest-bearing liabilities increased $16,330,109 or 13.2%, to $140,322,418 for the year. The growth in earning assets was the primary contributor to the increase in interest income. This increase was partially offset by the decrease in rates received on earning assets and higher interest expense resulting from the growth in interest bearing liabilities. Together these netted an increase of $353,299 or 7.2% in fully tax-equivalent net interest income. The net interest margin declined by 0.22% to 3.41% in 2001. The compression in the net interest margin is due to continued competition in product pricing and the overall decline in interest rates.

     Non-interest income during 2001 increased $137,822 or 13.7% compared to 2000. The increase in 2001 resulted primarily from realized gains on sales of securities of $77,131, increases in service charges on deposits $42,937, and increased earnings on the cash value of insurance by $18,632. These increases were partially offset by declines in gains on sales of student loans by $28,713 and a slight decrease in trust department fees of $11,097.

     Non-interest expenses during 2001 increased $88,079 or 2.1% over 2000. The 2001 increase was largely a result of increased equipment expenses of $50,163, higher director and advisory boards compensation of $22,359, increased professional and regulatory fees by $67,954, higher correspondent bank charges of $28,554 and increased supplies and postage of $27,311. These increases were partially offset by a $121,472 decline in employee compensation and benefits, which was primarily due to an increase in deferred loan origination costs related to new mortgage loans. The volume of residential loans generated during 2001 was higher than 2000 because of an aggressive marketing plan, general economic conditions and the lower interest rate environment during the year.

Results of Operations

Net Interest Income and Net Interest Margin


     Net interest income is the difference between interest income earned on investments and loans, and interest expense incurred on deposits and other liabilities. In Table 1 and Table 2 and the related discussion, net interest income is evaluated on a fully tax equivalent (FTE) basis. The FTE basis is calculated by grossing up the yield on tax-exempt securities and loans by the federal tax rate of 34%, in order that the yield on tax-exempt assets may be comparable to interest earned on taxable assets. The factors that affect net interest income include changes in interest rates and changes in average balances of interest-earning assets and interest-bearing liabilities. Net interest income on an FTE basis increased by $353,299 or 7.2% to $5,244,457 in 2001 from $4,891,158 in 2000.

     The following table includes average balances, rates and interest income and expense adjusted to an FTE basis, the interest rate spread and the net interest margin. Following that is the rate and volume analysis table that shows changes in net interest income attributed to changes in rates and changes in average balances of interest-earning assets and interest-bearing liabilities.


Table 1
Average Balances, Rates and Interest Income and Expense
                                                                               2001                               2000
                                                             Average         Interest   Yield/    Average       Interest   Yield/
                                                             Balance                     Rate     Balance                   Rate
                                                             --------------------------------------------------------------------
ASSETS
Interest Earning Assets:
Securities
Taxable                                                       $ 28,078,258  $ 1,715,005   6.11%  $ 25,284,015  $ 1,611,435   6.37%
Tax-exempt                                                      13,118,333      917,644   7.00%     8,952,420      595,997   6.66%
                                                             ---------------------------------   --------------------------------
Total securities                                                41,196,591    2,632,649   6.39%    34,236,435    2,207,432   6.45%
Interest earning demand deposits                                 2,772,744      125,883   4.54%       608,634       39,705   6.52%
Federal funds sold                                               1,798,545       76,074   4.23%       213,820       12,492   5.84%
Investments in FHLB, ACBB and Federal Reserve stock                908,449       58,254   6.41%       834,949       59,797   7.16%
Loans
Taxable                                                        105,668,243    8,939,116   8.46%    97,435,801    8,439,067   8.66%
Tax-exempt                                                       1,309,605      101,430   7.75%     1,327,183       91,274   6.88%
                                                              --------------------------------   --------------------------------
Total loans                                                    106,977,848    9,040,546   8.45%    98,762,984    8,530,341   8.64%
                                                              --------------------------------   --------------------------------
Total interest earning assets                                  153,654,177   11,933,406   7.77%   134,656,822   10,849,767   8.06%

Noninterest earning assets                                      14,029,860                         13,687,532
Total Assets                                                  $167,684,037                       $148,344,354
                                                              ============                       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest Bearing Liabilities:
Demand deposits, interest bearing                             $ 14,723,753  $   211,392   1.44%  $ 13,499,631  $   195,722   1.45%
Savings deposits                                                14,136,882      334,179   2.36%    13,802,534      334,221   2.42%
Time deposits                                                  100,776,461    5,558,050   5.52%    86,059,626    4,734,364   5.50%
                                                              --------------------------------   --------------------------------
Total interest bearing deposits                                129,637,096    6,103,621   4.71%   113,361,791    5,264,307   4.64%
Short term borrowings                                            2,575,733      107,420   4.17%     4,104,288      286,815   6.99%
Long term borrowings                                             8,109,589      477,908   5.89%     6,526,230      407,487   6.24%
                                                              --------------------------------   --------------------------------
Total interest bearing liabilities                             140,322,418    6,688,949   4.77%   123,992,309    5,958,609   4.81%

Demand deposits, noninterest bearing                            13,264,874                         12,580,468
Other liabilities                                                1,532,355                            535,632
Shareholders' equity                                            12,564,390                         11,235,945
                                                              ------------                       ------------
Total Liabilities and Shareholders' Equity                    $167,684,037                       $148,344,354
                                                              ============                       ============
Net interest income                                                         $ 5,244,457                        $ 4,891,158
                                                                            ===========                        ===========
Interest rate spread                                                                      3.00%                              3.25%
                                                                                         =====                              =====
Net interest margin                                                                       3.41%                              3.63%
                                                                                         =====                              =====

Yields on tax-exempt assets have been computed on a fully tax equivalent basis assuming a tax rate of 34%.
For yield calculation purposes, non-accruing loans are included in average loan balances.
Interest income on loans includes deferred fees and costs on loans totaling $186,942 in 2001 and $122,965 in 2000.
Interest rate spread equals the yield on interest earning assets less the rate on interest bearing liabilities.
Net interest margin equals net interest income dividend by average total interest earning assets.



Table 2
Rate/Volume Analysis

                                                                                         2001 versus 2000
                                                                        ------------------------------------------------------
                                                                                           Change Due To
                                                                              Rate            Volume               Total
                                                                        ------------------------------------------------------
Interest Earning Assets:
Securities
Taxable                                                                     $ (67,101)         $  170,671           $  103,570
Tax-exempt                                                                     30,236             291,411              321,647
                                                                        ------------------------------------------------------
Total securities                                                              (36,865)            462,082              425,217
Interest bearing demand deposits                                              (12,073)             98,251               86,178
Federal funds sold                                                             (3,448)             67,030               63,582
Investments in FHLB, ACBB and Federal Reserve stock                            (6,256)              4,713               (1,543)
Total loans                                                                  (184,866)            695,071              510,205
                                                                        ------------------------------------------------------
Total                                                                        (243,508)          1,327,147            1,083,639
                                                                        ------------------------------------------------------

Interest Bearing Liabilities:
Demand deposits, interest bearing                                              (1,905)             17,575               15,670
Savings deposits                                                               (7,946)              7,904                  (42)
Time deposits                                                                  12,019             811,667              823,686
Short term borrowings                                                        (115,647)            (63,748)            (179,395)
Long term borrowings                                                          (22,888)             93,309               70,421
                                                                        ------------------------------------------------------
Total                                                                        (136,367)            866,707              730,340
                                                                        ------------------------------------------------------
Net interest income                                                         $(107,141)         $  460,440           $  353,299
                                                                        ======================================================

                                                                                         2000 versus 1999
                                                                        ------------------------------------------------------
                                                                                           Change Due To
                                                                              Rate            Volume               Total
                                                                        ------------------------------------------------------
Interest Earning Assets:
Securities
Taxable                                                                     $  93,891          $   49,598           $  143,489
Tax-exempt                                                                     23,577              56,920               80,497
                                                                        ------------------------------------------------------
Total securities                                                              117,468             106,518              223,986
Interest bearing demand deposits                                                7,595             (15,698)              (8,103)
Federal funds sold                                                              7,585             (33,325)             (25,740)
Investments in FHLB, ACBB and Federal Reserve stock                             4,573               9,080               13,653
Total loans                                                                   120,645             658,360              779,005
                                                                        ------------------------------------------------------
Total                                                                         257,866             724,935              982,801
                                                                        ------------------------------------------------------

Interest Bearing Liabilities:
Demand deposits, interest bearing                                             (21,171)             (9,936)             (31,107)
Savings deposits                                                               (7,379)            (17,431)             (24,810)
Time deposits                                                                 355,727             380,597              736,324
Short term borrowings                                                          28,044              46,495               74,539
Long term borrowings                                                           82,401              96,801              179,202
                                                                        ------------------------------------------------------
Total                                                                         437,622             496,526              934,148
                                                                        ------------------------------------------------------
Net interest income                                                         $(179,756)         $  228,409           $   48,653
                                                                        ======================================================


Interest income is presented on a fully tax equivalent basis, assuming a tax rate of 34%.
The net change attributable to the combination of rate and volume has been allocated to the change due to volume.

     The 475 basis points reduction in the Federal Reserve Bank's federal funds rate and the discount rate during 2001 has resulted in an overall decline in net interest income due to rate changes totaling $107,141. The reduction in rates on interest-earning assets resulted in a decline of interest income of $243,508. The decreased income was partially offset with a reduction in interest expense on interest-bearing liabilities totaling $136,367.

     Tax equivalent interest income increased by $1,083,639 between 2001 and 2000, due to growth in asset volume contributing $1,327,147 in interest income, partially offset with the reduction resulting from the decline in rates. The primary components of this increase were the growth in average loans of $8,214,864 positively impacting interest income by $695,071; however, a decline of 0.19% in the yield on loans lowered interest income by $184,866. The growth in loans was related to an aggressive marketing campaign as well as the general economic conditions during the year. Total average securities grew by $6,960,156 but the corresponding yield decreased 0.06%. The growth in securities increased interest income by $462,082, but the decline in rates reduced the return by $36,865.

     Total interest-bearing liabilities grew by $16,330,109 between 2000 and 2001, increasing interest expense by $866,707 for 2001, which was partially offset by a lower annualized rate on total interest-bearing liabilities by 0.04%, which decreased interest expense by $136,367. Deposit balances grew, as a result of depositors looking for a "safe haven" from the stock market, with growth contributing $837,146 in interest expense. The rates paid on deposits in 2001 remained fairly stable, contributing only $2,168 to the overall increase in
interest expense.   In 2001, the Corporation borrowed some additional long-term money from the Federal Home Loan Bank. Long-term borrowings averaged $8,109,589 for the year, an increase of $1,583,359 over 2000. The increase in long-term borrowings was offset by a decline in short-term borrowings of $1,528,555 on average. Declines in rates on borrowings contributed $138,535 to the increase in net interest income.

     The net interest margin is the ratio of net interest income to interest-
earning assets, reflecting a net yield on earning assets.   The Corporation's
net interest margin, on a tax equivalent basis, for the years 2001 and 2000 was 3.41% and 3.63%, respectively. The compression in the net interest margin in 2001, compared to 2000, resulted from the overall decline in rates during the year and continued competition in product pricing. The decrease in yields on interest-earning assets by 0.29% was not matched by an identical decrease in rates on interest-bearing liabilities, which declined 0.04%. On average, the Corporation had 70.5% of its deposits in time deposits during 2001, and these time deposits were not able to absorb the 475 basis point decrease in market rates. This compression on the margin is reflected in the spread declining from 3.25% in 2000 to 3.00% in 2001. The monetary impact can also be seen in the rate change analysis: interest income decrease attributed to rate was $243,508 compared to a decrease in interest expense of $136,367.

Provision for Loan Losses

     The provision for loan losses and allowance for loan losses are based on management's ongoing assessment of The Corporation's credit exposure and consideration of other relevant factors. The allowance for loan losses is a valuation reserve, which is available to absorb future loan charge-offs. The provision for loan losses is the amount charged to earnings on an annual basis.

     The Corporation recorded a $78,000 provision for loan losses in 2001 as compared to a provision of $114,000 in 2000. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "Allowance for Loan Losses."

Non-Interest Income

     Non-interest income of $1,143,188 during 2001 represented an increase of $137,822 or 13.7% over 2000. Over half of the increase was related to gains on securities sales of $77,131 during 2001 compared to none in 2000. U.S. Agencies, which had call dates approaching, were sold in order to reposition the investment portfolio. The funds were reinvested, primarily in mortgage backed and state and municipal securities.

     Service charges on deposit accounts continued to grow in 2001 with income of $395,288 compared to $352,351 a year ago, an increase of $42,937 or 12.2%. The increase is consistent with the growth in deposits during the year and also reflects an increase in fees collected on checks presented against non-sufficient funds.

     The Corporation's Trust Department continues to grow in size to current year-end fair value of assets under management totaling $38,549,171 compared to $36,666,899 in 2000. Income generated by the Trust Department declined slightly during 2001 to $173,853 from $184,950. The year-end 2000 had a higher volume of estate settlements than did year-end 2001.

     Other fees and charges include commissions on debit and ATM cards and fees on loans, which increased $19,809 and $16,137, respectively. The total increase in other fees and charges was $38,932, or 14.3%, over 2000.

     Earnings on the cash value of insurance increased $18,632, or 11.3%, to $182,839 during 2001, partially due to purchases of $585,000 of additional insurance for new directors. The Corporation is the owner of single premium life insurance policies on participants in the non-qualified retirement plans that are maintained for selected employees and directors. At December 31, 2001 and 2000, the cash value of these policies was $3,833,699 and $3,090,522, respectively.

     During 2001, gains on sales of student loans declined by $28,713 to $3,089.

Non-Interest Expense

     Non-interest expenses increased $88,079, or 2.1%, in 2001 to $4,364,660 from $4,276,581 in 2000. The increase was primarily related to equipment expenses and director and advisory board compensation, partially offset by a decline in employee compensation and benefits.


     Salaries and employee benefits decreased $121,472 or 5.17%, in 2001 totaling $2,228,043 down from $2,349,515 in 2000. The decrease was primarily related to higher deferred loan origination costs because of increased mortgage volume during 2001, which was related to aggressive marketing and the general market environment. The deferred loan origination costs will be amortized over the average loan life as a yield adjustment. The number of full time equivalent employees declined from 75 at December 31, 2000 to 68 at December 31, 2001, which was offset by merit increases.

     Net occupancy expense increased slightly from $337,745 in 2000 to $345,953 in 2001, primarily as a result of increases in maintenance costs, real estate taxes and insurance.

     Equipment expense reflected an increase of $50,163 or 12.2% in 2001, to $459,761 compared to $409,598 in 2000. Depreciation expense, which increased $40,502, was the primary driver of the increase. The increase in depreciation was related to the addition of internet banking and other data processing software and equipment towards the end of 2001.

     Director and advisory boards compensation increased $22,359, or 12.1%, to $207,041 primarily as a result of fee increases as well as an increase in the number of directors.

     During 2001, other operating expenses increased $128,821, or 12.9%. Additional details relating to this category are located in footnote 14 to the financial statements. Professional and regulatory fees are included in this category and increased $67,954, or 24.9% to $340,688. During 2001, the Corporation hired a profit improvement organization at a cost of about $48,000. Management expects the benefits to be seen through reduced expenses and increased revenues in the future. Additionally, the Corporation performed a market study during 2001, which also contributed to the increase in professional and regulatory fees. Correspondent bank charges increased $28,554, or 18.6% to $153,234 primarily as a result of reduced earnings credits with interest rates being down during the year. Supplies and postage increased $27,311, or 17.5%. State shares tax, telephone and other communications and other increased slightly to $417,861 during 2001 from $413,859 during 2000.

Income Taxes

     Income tax expense was $297,000 for 2001 compared to $251,000 for 2000. Income tax expense as a percentage of income before income taxes was 18.6% for 2001 and 19.7% for 2000. See the table below for a reconciliation between the statutory rate and the actual percentage of income tax expense to income before income taxes:

                                               2001                              2000
                                 -------------------------------     ---------------------------
                                      Amount           Percent           Amount         Percent
                                 -------------------------------     ---------------------------
Statutory rate                       $ 543,490           34.0%         $ 432,572         34.0%

Effect of:
   Tax-exempt securities              (170,536)         (10.7)%         (109,464)        (8.6)%
   Tax-exempt loans                    (18,850)          (1.2)%          (16,758)        (1.3%)
   Cash value of insurance             (53,848)          (3.4)%          (48,209)        (3.8%)
   Other items                          (3,256)          (0.1)%           (7,141)        (0.6%)
                                 -------------------------------     ---------------------------
Effective tax rate                   $ 297,000           18.6%         $ 251,000         19.7%
                                 ===============================     ===========================

     The decrease in 2001 and 2000 in the Corporation's effective tax rate from the statutory rate of 34% is a result of a percentage of income being derived from tax-exempt investments and loans and tax-exempt income earned on life insurance investments.

     Refer to Note 16 to the financial statements for further analysis of income taxes.

Financial Condition

Securities

     The securities portfolio is a component of interest-earning assets and is second in size only to the Corporation's loan portfolio. Investment securities not only provide interest income, they provide a source of liquidity, diversify the earning asset portfolio and provide collateral for public funds and securities sold under agreements to repurchase.

     The Corporation's securities are classified as either held-to-maturity or available-for-sale. Securities in the held-to-maturity category are accounted for at amortized cost. Available-for-sale securities are accounted for at fair value with unrealized gains and losses, net of taxes, reported as a separate component of comprehensive income. There have been no transfers of securities from available-for-sale to held-to-maturity, nor were there any securities sold.

     The Corporation generally intends to hold its investment portfolio until maturity; however about 65%, or $30,792,377, of total securities at December 31, 2001 were classified as available-for-sale. Net unrealized gains at year-end 2001 of $799,329 represented an increase of $291,562 since year-end 2000, which is reflected as accumulated other comprehensive income of $492,093 in stockholders' equity, net of deferred income taxes. The accumulated other comprehensive income net of taxes at December 31, 2000 totaled $307,260.

     The held-to-maturity securities totaled $16,350,045 at December 31, 2001 compared to $14,687,200 a year ago. These securities had a fair value of slightly less than amortized cost at year-end 2001. The decline is not anticipated to be other than temporary.

     The following tables set forth the composition of the securities portfolio and the securities maturity schedule, including weighted average yield, as of the dates indicated:

Table 3
Investment Securities

                                                               2001         2000
Available-for-sale securities at fair value
U.S. Treasury                                           $ 1,013,344  $ 1,613,665
U.S. Agencies                                             2,461,597    9,814,040
Mortgage backed securities                               26,444,736    7,231,170
Stock in other banks                                        872,700      702,071

Total Available-for-sale                                 30,792,377   19,360,946
                                                 -------------------------------

Held-to-maturity securities at amortized cost
U.S. Treasury                                               399,888    2,798,781
U.S. Agencies                                                     -      513,776
State and municipal                                      14,386,325    9,224,389
Mortgage backed securities                                1,563,832    2,150,257

Total Held-to-maturity                                   16,350,045   14,687,203
                                                 -------------------------------
              Total Securities                          $47,142,422  $34,048,149
                                                 ===============================

Securities Maturity Schedule    Less than 1 Year              1-5 Years           5-10 Years         Over 10 Years or no
                                                                                                           Maturity
                                     Amount        Yield        Amount    Yield     Amount    Yield         Amount         Yield
                              ------------------------------------------------------------------------------------------------------
U.S. Treasury                        $ 1,413,232       6.52%  $        -   0.00%  $        -   0.00%          $         -
U.S. Agencies                                  -       0.00%   2,249,305   5.83%     212,292   7.50%                    -
State and municipal                    1,379,907       5.69%   4,547,652   6.27%   1,341,915   6.40%            7,116,851   7.02%
Mortgage backed securities                     -       0.00%           -   0.00%           -   0.00%           28,008,568   5.91%

Total                                $ 2,793,139       6.11%  $6,796,957   6.12%  $1,554,207   6.55%          $35,125,419   6.13%
                              ======================================================================================================

Securities Maturity Schedule      Total

                                 Amount     Yield
                              ------------------------
U.S. Treasury                  $ 1,413,232   6.52%
U.S. Agencies                    2,461,597   5.97%
State and municipal             14,386,325   6.60%
Mortgage backed securities      28,008,568   5.91%

Total                          $46,269,722   6.15%
                              ========================

     Held-to-maturity securities are accounted for at amortized cost and available-for-sale securities are accounted for at fair value.

     Weighted average yields are calculated on a fully tax equivalent basis assuming a tax rate of 34%.

     At year-end 2001, securities totaled $47,142,422, including $799,329 in net unrealized gains on available-for-sale securities. Comparatively, securities totaled $34,048,149 at year-end 2000, including $507,767 in net unrealized gains. At year-end 2001, 59.4% of the portfolio was held in mortgage-backed securities and 30.5% was held in state and municipal securities. There is no issuer of securities in which the aggregate book or fair value of that issuer, other than the securities of the U.S. Treasury and Agencies, exceeds 10% of shareholders' equity.

Loans

     The loan portfolio comprises the major portion of the Corporation's earning assets as of December 31, 2001. Loans, net of unearned income, at year-end 2001 were $115,834,767, an increase of $14,858,572, or 14.7%, from year-end 2000.
The increase in loans outstanding was primarily in residential real estate and commercial real estate, which grew by $7,814,974, or 14.7%, and $4,239,764, or 25.8%, respectively.

     The following tables set forth information on the composition of the Corporation's total loans, and contractual maturities for commercial and construction loans as of the dates indicated:


Table 4
Total Loans Outstanding

                                                                    2001           2000
Commercial, financial and agricultural                      $ 10,891,102   $ 10,717,780
Real estate - commercial                                      19,528,620     15,620,976
Real estate - construction                                       105,000              -
Real estate - residential                                     80,261,590     68,931,168
Installment                                                    5,322,510      5,952,758
                                                          -----------------------------
Total                                                        116,108,822    101,222,682

Less: unearned income                                           (274,055)      (246,487)
Less: allowance for loan losses                               (1,037,998)      (966,441)

Net Loans                                                   $114,796,769   $100,009,754
                                                          =============================

Loan Maturities - Commercial and Construction Loans

                                                                    Less than 1 Year    1-5 Years     Over 5 Years     Total
                                                                  -------------------------------------------------------------
Commerical, financial and agricultural                                  $  5,163,563   $  4,342,538    $ 1,385,001  $10,891,102
Real estate - commercial                                                     666,876      1,747,829     17,113,915   19,528,620
Real estate - construction                                                   105,000              -              -      105,000

Total                                                                   $  5,935,439   $  6,090,367    $18,498,916  $30,524,722
                                                                  =============================================================

Loans with a fixed interest rate                                        $  1,570,636   $  5,570,593    $ 4,378,816  $11,520,045
Loans with a variable interest rate                                        4,364,803        519,774     14,120,100   19,004,677

Total                                                                   $  5,935,439   $  6,090,367    $18,498,916  $30,524,722
                                                                  =============================================================

     Scheduled repayments for the maturity category in which the payment is due are not reflected because such information is not readily available.

     The composition of the loan portfolio, at year end 2001, was approximately 69.1% residential real estate, 4.6% installment, 16.8% commercial real estate, 9.4% commercial, financial and agricultural, and 0.1% real estate construction loans.

     The Corporation has a significant concentration of residential and commercial mortgage loans collateralized by properties located in Juniata and Perry Counties of Pennsylvania and the surrounding area.

Non-Performing Assets

     Non-performing assets include loans on a non-accrual basis, loans past due more than ninety days and still accruing, troubled debt restructurings and foreclosed real estate. These groups of assets represent the asset categories posing the greatest risk of loss to the Corporation. Non-accruing loans are loans no longer accruing interest due to apparent financial difficulties of the borrower. The Corporation generally discontinues accrual of interest when principal or interest becomes doubtful based on prevailing econcomic conditions and collection efforts. Loans are returned to accrual status only when all factors indicating doubtful collectibility cease to exist. Troubled debt restructurings result when an economic concession has been made to a borrower taking the form of a reduction or deferral of interest and/or principal. As of December 31, 2001 and 2000, the Corporation had no troubled debt restructurings. Foreclosed real estate is acquired through foreclosure or in lieu of foreclosure and is recorded at fair value at the date of foreclosure establishing a new cost basis. Gains on the sale of foreclosed real estate are included in other income, while losses and writedowns resulting from periodic revaluations are included in other expenses.

     The following table sets forth The Corporation's non-performing assets as of the dates indicated:

Table 5
Non-Performing Assets

                                                                                2001           2000
Non-accrual loans                                                       $    746,572   $     52,572
Accruing loans 90 days past due                                                    -        132,730
Total Non-Performing Loans                                                   746,572        185,302
                                                                      -----------------------------
Foreclosed real estate                                                        59,909          4,445
Total Non-Performing Assets                                             $    806,481   $    189,747
                                                                      =============================
Ratios:
Non-performing loans to total loans                                             0.64%          0.18%
Non-performing assets to total loans and foreclosed real estate                 0.69%          0.19%
Allowance for loan losses to non-performing loans                             139.04%        521.55%
Non-accrual Loans:
Interest income that would have been recorded under original terms            82,689          5,886
Interest income recorded during the year                                      56,007          3,692

     There were no troubled debt restructurings for 2001 or 2000. Additionally, there were no potential problem loans that were not included above.


     Total non-performing assets at year end 2001 were $806,481, an increase of $616,734 or 325.0% since the beginning of the year. Total non-performing loans to total loans at year-end

2001 was 0.64% and was 0.18% at year-end 2000. The increase in non-performing loans during 2001 was primarily related to two substantial commercial borrowers. Both of these loans were collateralized by real estate and had sufficient collateral as of December 31, 2001. One of the loans was related to a construction business and the other was related to foodservice. These loans were considered in the allowance allocation and contributed to the increase in the allocation to the real estate - mortgage category of the allowance as of year-end 2001. Subsequent to December 31, 2001, one of the loans paid off completely and the other loan made payments to bring the loan current.

     The Corporation held $59,909 in other foreclosed real estate at year-end 2001, which consisted of a single family residence. The Corporation held minimal foreclosed real estate at year-end 2000.

Allowance for Loan Losses

     The Bank has established a systematic methodology for the determination of the allowance for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall general valuation as well as specific allowances that are tied to individual loans.

     In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral for the loan.

     The general valuation allowance is maintained to cover losses inherent in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions, as such factors may be applicable. Specific valuation allowances are established to absorb losses on loans for which full collectibility cannot be reasonably assured.

     The Bank's evaluation of the adequacy of the allowance for loan losses includes a review of all loans on at least a quarterly basis. For residential mortgage loans and consumer loans, the primary factors used to determine the adequacy of the allowance are delinquency, collateral value, general economic conditions and, where applicable, individual borrower information that is known to the Bank. For commercial loans and commercial real estate loans, the review includes financial performance of the borrower, payment history, collateral value, general economic conditions and more specific economic conditions affecting specific industries or business activities of the borrowers within the portfolio segments.

     The amount of the general portion of the allowance for loan losses is determined by applying loss factors to the outstanding loans in the portfolio. The amount of the factor applied to the loans is dependent upon the type of loan and management's assessment of the relative risk associated with that loan type. The factors may change from time to time if conditions or events warrants such change.

     Management maintains an allowance for loan losses that it considers adequate based on the evaluation process that it performs on a quarterly basis. As part of this process, management considers it appropriate to maintain a portion of the allowance that is based on credit quality trends, loan volume, current economic trends and other uncertanties. This portion of the allowance for loan losses is reflected as the unallocated portion on the table below that indicates the distribution of the allowance.

     The following tables set forth information on the analysis of the allowance for loan losses and the allocation of the allowance for loan losses as of the dates indicated:

Table 6
Analysis of Allowance for Loan Losses

                                                      2001        2000       1999
Beginning Balance                               $    966,441    $863,104   $771,459
Provision for Loan Losses                             78,000     114,000    102,000
Loans charged-off:
Commercial, financial and agricultural                     -           -      5,000
Real estate - construction                                 -           -          -
Real estate - mortgage                                     -           -          -
Installment                                           18,033      14,830     13,496

Total Charged-off                                     18,033      14,830     18,496
                                                -----------------------------------
Recoveries:
Commercial, financial and agricultural                 6,000           -          -
Real estate - construction                                 -           -          -
Real estate - mortgage                                     -           -          -
Installment                                            5,590       4,167      8,141

Total Recoveries                                      11,590       4,167      8,141
                                                -----------------------------------
Net Charge-offs                                        6,443      10,663     10,355

Ending Balance                                  $  1,037,998    $966,441   $863,104
                                                ===================================
Ratios:
Net charge-offs to average loans                        0.01%       0.01%      0.01%
Allowance for loan losses to total loans                0.89%       0.95%      0.90%

Allocation of the Allowance for Loan Losses
                                                             2001                      2000                     1999
                                                    Amount     Percent of      Amount    Percent of     Amount    Percent of
                                                              Loan Type to              Loan Type to             Loan Type to
                                                              Total Loans                Total Loans             Total Loans
                                                -----------------------------------------------------------------------------
Commercial, financial and agricultural          $    171,657         9.38%  $  138,575      10.59%    $ 207,659      3.63%
Real estate - construction                               315         0.09%           -       0.00%            -      0.00%
Real estate - mortgage                               432,155        85.95%     274,107      83.53%      230,844     87.68%
Installment                                           17,867         4.58%      44,924       5.88%      121,546      8.69%
Unallocated                                          416,004          n/a      508,835        n/a       303,055       n/a
                                                -------------------------------------------------------------------------
Total                                           $  1,037,998       100.00%  $  966,441     100.00%    $ 863,104    100.00%
                                                =========================================================================

     At December 31, 2001, the allowance for loan losses to total loans was 0.89% compared to 0.95% at year-end 2000. See the "Provision for Loan Losses" for information on the additions to the allowance. Net charge-offs, which also effect the allowance, totaled $6,443 in 2001, $10,663 in 2000 and $10,355 in 1999. The percent of net charge-offs to average loans was 0.01% in 2001, 2000 and 1999.

     At the end of 1998, a conscious effort was made to identify problem loans, which to that point had been increasing. By December 31, 1999, classified and criticized loans were at an historic high and extra effort was placed on credit quality. Loan growth during the year continued to be strong and the monthly provisions to the loan loss reserve were increased.




Efforts toward credit quality were rewarded during 2000, as several material criticized credits were paid off or exited, resulting in a lower allocation to specific credits. Commercial loan activity was targeted during 2000, as reflected in the portfolio increase from 3.64% to 10.59%. Despite the increase in the commercial loan portfolio, the allowance allocation to this category declined from $207,659, or 24.1%, of the total allowance at year-end 1999 to $138,575, or 14.3%, of the total allowance at year-end 2000. This decline was the result of a decrease in classified and criticized loans in this category. The allocation to the real estate - mortgage category increased slightly as a result of loan growth in that category and the allocation to installment loans decreased as there was very little growth in that area. Higher interest rates in 2000 resulted in a lower rate of growth in all lending categories. The combined effect of a slower rate of growth, signs of deterioration in the economy and a reduction of allocated reserves because of a decrease in criticized loans resulted in a temporary increase in unallocated reserves.


During 2001, the allocation to real estate - mortgage increased as a result of growth in residential and commercial real estate loans and also as a result of the increase in non-performing loans, which were primarily included in this loan category. The allocation to installment loans declined as a result of a decrease in the loans in this category. The allocation to commercial and agricultural loans was up slightly as a result of growth in this category. Criticized and substandard loan returned to more normal levels during 2001, decreasing from 2.99% of total loans at year-end 2000 to 2.57% at year-end 2001. Provisions to the loan loss reserve continued as loan demand increased substantially over the previous fiscal years.

     Management believes the allowance for loan losses at December 31, 2001 and 2000 is adequate to absorb losses inherent in the loan portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary, and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while the Bank believes it has established its existing allowance for loan losses in accordance with Generally Accepted Accounting Principles, there can be no assurance that the Office of the Comptroller of the Currency or the Board of Governors of the Federal Reserve System, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that material increases will not be necessary should the quality of loans deteriorate as a result of factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Bank's financial condition and results of operations.

Deposits

     Management believes that the development and retention of deposits is the basis of sound growth and profitability. These deposits provide the primary
source of funding for loans and investments.   The Corporation's continued
expansion and business development within its market area fueled the growth in deposits. As of December 31, 2001, deposits totaled $154,022,012, up $22,328,292, or 17.0%, from year-end 2000. Time deposits contributed most of the growth with a $17,351,927, or 19.2%, increase. Savings deposits and demand deposits followed with growth of $2,593,685 and $2,382,680, respectively. The growth in time deposits was related to investors looking for a "safe haven" from the stock market. The Bank has a time deposit, which can be repriced, subject to certain restrictions, without a penalty. Some investors are using this account instead of a money market account.

     The following table sets forth information on time deposits of $100,000 or more as of the dates indicated:

Table 7
Time Deposits of $100,000 or More Maturity Schedule
                                                                          2001
Three months or less                                              $     6,595,000
Over three and through six months                                      12,018,000
Over six and through twelve months                                      4,545,000
Over twelve months                                                      2,324,012
                                                                  ---------------
Total                                                             $    25,482,012
                                                                  ===============

     Large dollar certificates of $100,000 or more, are generally considered more volatile than other deposits. The Corporation's large dollar certificates and individual retirement accounts (IRAs) totaled $25,482,012 at year-end 2001, reflecting an increase of $5,037,985 over year-end 2000.

Borrowings

     Short-term borrowings at December 31, 2001 included overnight borrowings of $1,800,000, securities sold under agreements to repurchase of $4,264,426 and a treasury tax and loan note for $18,436. The corporation had no overnight borrowings at December 31, 2000, $3,152,219 of securities sold under agreements to repurchase, and a treasury tax and loan note for $100,000.

     Additional information on the overnight borrowings and securities sold under agreements to repurchase is located in footnote 12 of the annual report and table 1 on page 13.

     Long-term borrowings increased $1,000,000 during 2001 as a $1,000,000 borrowing at 6.75% matured in May 2001 and the Corporation obtained two new borrowings at $1,000,000 each. Both of the borrowings are convertible and have rates of $4.98% and 3.94%, respectively.

Interest Rate Sensitivity

     The operations of the Corporation do not subject it to foreign currency risk or commodity price risk. The Corporation does not utilize interest rate swaps, caps or hedging transactions. In addition, the Corporation has no market risk sensitive instruments entered into for trading purposes. However, the Corporation is subject to interest rate risk and employs several different methods to manage and monitor the risk.

     Rate sensitive assets and rate sensitive liabilities are those whose rates or yields are subject to change within a defined time period, due to maturity or a floating market rate. The risk to the Corporation results from interest rate fluctuations to the extent that there is a difference between the amount of the Corporation's rate sensitive assets and the amount of interest sensitive liabilities within specified periods. The Corporation monitors its rate sensitivity in order to reduce its vulnerability to interest rate fluctuations while maintaining adequate capital and acceptable levels of liquidity. The Corporation's asset and liability policy, along with monthly financial reports and quarterly financial simulations, supplies management with guidelines to evaluate and manage the Corporation's rate sensitivity.

     Gap analysis is one method used to monitor the imbalance between repricing or maturing assets and liabilities within a defined time frame in relation to total assets. When the gap is positive, with interest rate sensitive assets repricing faster than rate sensitive liabilities, net interest income usually improves if interest rates increase. The opposite occurs in the case of a negative gap. Intentional mismatching can improve the net interest margin if interest rates move as predicted. However, the net interest margin may suffer, if rates move contrary to predictions.

     The following table sets forth the Corporation's interest sensitivity analysis as of the date indicated:


Table 8
Interest Rate Sensitivity Analysis                                              December 31,
                                                                 2001       3 Months    6 Months    1 Year
                                                              Under Three   through 6   through 1  through 5   Over 5
                                                                Months       Months       Year       years     years
                                                          -------------------------------------------------------------
ASSETS
Interest Earning Assets:
Securities                                                    $  5,194       $  3,722   $  9,965   $19,776     $  7,686
Interest earning demand deposits                                     -              -          -         -            -
Federal funds sold                                                 728              -          -         -            -
Investments in FHLB, ACBB and Federal Reserve stock                922              -          -         -            -
Loans                                                           19,817         15,855     23,855    52,394        4,188
Total Interest-Earning Assets                                 $ 26,661       $ 19,577   $ 33,820   $72,170     $ 11,874
                                                          -------------------------------------------------------------

LIABILITIES:
Demand deposits, interest bearing                             $    774       $      -   $      -   $ 1,545      $ 13,151
Savings deposits                                                   761              -          -     1,526        12,976
Time deposits                                                   27,355         31,113     18,966    30,411             -
Short term borrowings                                            6,082              -          -         -             -
Long term borrowings                                             6,000            200      1,000     1,000             -
Total Interest-Bearing Liabilities                            $ 40,972       $ 31,313   $ 19,966   $34,482      $ 26,127
                                                          --------------------------------------------------------------

Interest sensitivity gap                                      $(14,311)      $(11,736)  $ 13,854   $37,688      $(14,253)
                                                          --------------------------------------------------------------

Cumulative sensitivity gap                                    $(14,311)      $(26,047)  $(12,193)  $25,495      $ 11,242
                                                          --------------------------------------------------------------

As of December 31, 2000
Interest sensitivity gap                                      $ (3,911)      $ (5,769)  $ (5,376)  $41,339      $(14,774)
                                                          --------------------------------------------------------------

Cumulative sensitivity gap                                    $ (3,911)      $ (9,680)  $(15,056)  $26,283      $ 11,509
                                                          --------------------------------------------------------------

     The Interest Sensitivity Analysis includes certain assumptions on the re-pricing of interest-bearing and savings deposits. Generally, these accounts are less sensitive to interest rate changes and are part of the Corporation's core deposits. As a result, management has estimated that 5% of money market accounts are the most interest rate sensitive, thereby placing them in the "Under 3 Month" category, placing an additional 10% of savings in the "1 Year through 5 Years" category and placing the remainder in the "Over 5 Years" category.

     As indicated in the Interest Sensitivity Analysis for December 31, 2001, the Corporation's cumulative one year gap was a negative $12,193,000, which means liabilities will reprice faster than assets. This generally means that net interest income will decrease in an upward moving rate environment and will increase in a downward moving rate environment.

     Financial simulation is another tool to monitor interest rate risk. Simulation presents a picture of the effect interest rate changes have on net interest income. Assumptions and estimates are used in the preparation of the simulation and actual values may differ from those presented. In addition, these simulations do not portray other actions management might take to changes in market rates. The following is an analysis of possible changes in The Corporation's net interest income, for a +/- 200 basis point rate shock over a one year period compared to a flat or unchanged rate scenario.

                                      2001             2000
Change in interest rates         Percent Change   Percent Change
+ 200 basis points                    0.94%           (3.36)%
Flat rate                             0.00%            0.00%
- 200 basis points                   (0.64)%           0.06%

     The percent change is expressed as the change in net interest income as a percent of the base years net interest income. The net interest income at risk position is within the guidelines set by The Corporation's asset/liability policy. An increase of 200 basis points could result in a 0.94% increase in net interest income, whereas, a 200 basis point decrease could result in a 0.64% decline in net interest income.

Liquidity and Capital Resources

     Liquidity represents the Corporation's ability to efficiently manage cash flows to support customers' loan demand, withdrawals by depositors, the payment of operating expenses, as well as the ability to take advantage of business and investment opportunities as they arise. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth.

     The primary sources of liquidity are the Corporation's core deposit base and a strong capital position. The stability of the core deposits is reflected in a comparison of year-end balances to yearly averages. Core deposits at year-end 2001 totaled $154,022,012 and averaged $142,901,970 for the year, this is consistent with the increase in deposits for the year. Likewise, year end 2000 core deposits totaled $131,693,720 and averaged $125,942,259 for the year.

     Other sources of liquidity are available from investments securities maturing in one year or less, which totaled $2,779,400 at year-end 2001 and from investments in mortgage-backed securities, which supply income and principal cash flow streams on an ongoing basis. Mortgage-backed securities represented 60.1% of the total amortized cost of securities as of December 31, 2001. These sources provide the Corporation with adequate resources to meet its short-term liquidity requirements. Longer term liquidity needs might be met by selling securities available-for-sale, which had a fair value of $30,792,377 at December 31, 2001, selling loans or raising additional capital. In addition, the Corporation has established federal funds lines of credit at the Federal Home Loan Bank of Pittsburgh and the Atlantic Central Bankers Bank, which are reliable sources for short and long-term funds. The maximum borrowing capacity through the Federal Home Loan Bank exceeded $85,000,000 at December 31, 2001, of which $75,000,000 or 88.2% was available.

     The Corporation's loan to deposit ratio, for 2001, was maintained at an average of 74.9% and ended the year at 75.2% compared to an average of 78.4% in 2000, ending the year at 76.7%.

     The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Commitments to extend credit, at December 31, 2001 totaled $13,970,000 and standby letters of credit totaled $104,000. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued by the Corporation to guarantee performance of a customer to a third party. These guarantees are generally issued to support public and private borrowing arrangements and similar transactions. The Corporation has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

     The Corporation is not aware of any known trends or any known demands, commitments, events or uncertainties, which would result in the liquidity increasing or decreasing in a material way.


     The greater the capital resources, the more likely the Corporation will be able to meet its cash obligations and unforeseen expenses. The Corporation's buyback of 40,000 shares of stock and subsequent reissue of 40,000 shares of stock in early 2000 had no material effect on the Corporation's capital or liquidity position. The Corporation's strong capital position is related to growth in earnings. The dividend payout ratio was 27.42% in 2001, compared to 31.76% in 2000. Shareholders' equity at the end of 2001 totaled $13,059,469, an increase of $1,129,333 or 9.5% over year-end 2000. The increase was a result of net income supplemented with a $184,833 unrealized gain on securities available-for- sale, net of taxes, and reduced by the dividend payout of $357,000. Likewise, shareholders' equity at the end of 2000 totaled $11,930,136, an increase of $1,121,080 or 10.4% over year-end 1999. The increase was a result of net income supplemented with a $369,209 unrealized gain on securities available-for-sale, net of taxes, and $55,000 in net treasury stock transactions, which represented the difference in the market price from the repurchase date in January 2000 until the reissuance date in April 2000. The increases were reduced by the dividend payout of $324,400.

     The table in footnote 19 to the financial statements sets forth the Corporation's capital ratios as of December 31, 2001 and 2000.

     The Corporation had a leverage ratio of 6.90%, a Tier I capital to risk-based assets of 12.48%, and a Total capital to risk-based assets of 13.52% at year-end 2001. These ratios show that the Corporation exceeds the federal regulatory minimum requirements for a "well capitalized bank." The Bank was also considered to be "well capitalized" as of December 31, 2001. The minimum regulatory requirements of a "well capitalized bank" for the leverage ratio, Tier I and total risk-based capital ratios are 5.00%, 6.00% and 10.00%, respectively.

     The Corporation is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that if implemented would have a material effect on the Corporation's capital, liquidity or its operations.

Inflation

     The impact of inflation upon banks differs from the impact upon non-banks. The majority of assets and liabilities of a bank are monetary in nature and, therefore, change with movements in interest rates. The exact impact of inflation on the Corporation is difficult to measure. Inflation may cause operating expenses to increase at a rate not matched by increased earnings. Inflation may also affect the borrowing needs of consumers, thereby affecting growth of the Corporation's assets. Inflation may also affect the general level of interest rates, which could have an effect on the Corporation's profitability. However, as discussed previously, the Corporation strives to manage its interest sensitive assets and liabilities offsetting the effects of inflation.

ITEM 3    DESCRIPTION OF PROPERTY

          The Bank owns its main office located at Two North Main Street in Mifflintown, Pennsylvania and the following branch offices:

Tuscarora Valley Branch
Route 75 & "Old" U.S. Route 22/322
Walker Township, Juniata County, Pennsylvania

Fermanagh Branch
Pa. Route 35 & U.S. Route 22/322
Fermanagh Township, Juniata County, Pennsylvania

Loysville Branch
Pa. Route 850 & Pa. Route 274
Loysville, Perry County, Pennsylvania

New Bloomfield Branch
Route 274 West & Cold Storage Road
Center Township, Perry County, Pennsylvania

West Perry Branch
Route 74 & Route 274
Spring and Tyrone Townships, Perry County, Pennsylvania

Ickesburg Branch
Route 17 West
Ickesburg, Perry County, Pennsylvania

          The Bank leases the building space occupied by its Delaware branch office located on Pa. Route 333 in Delaware Township, Juniata County. The lease's original term of ten years expired on November 21, 1999, and the Bank executed a revised lease that shall expire on March 31, 2009.

          The Bank also leases the land where it constructed its East Waterford branch office, located on North Main Street in Tuscarora Township, Juniata County. The initial term of this lease expires June 18, 2009. Upon expiration of the initial term, the Bank may extend the lease for three successive renewal periods of five years each.

          Beginning February 28, 2002, the Bank also leases the space occupied by the Shermans Dale Branch, located at the intersection of Pa. Route 850 and Pa. Route 34 in Caroll Township. The initial term of this lease expires February 28, 2003. Upon expiration of the initial term, the Bank has the option to renew the lease for five additional one year terms.

          Each of the Bank's ten banking offices is a full service office. Each of the nine branch offices provides drive-through teller and, except at the Ickesburg branch, automated teller machine services.

ITEM 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth information as of December 31, 2001 regarding the beneficial owners of more than 5% of the Corporation's Common Stock known to the Corporation.

                                Shares Beneficially Owned
Name and Address                -------------------------        Percentage of
of Beneficial Owner             Direct           Indirect          Class (b)
----------------------          ------           --------          ---------
JMD Partners L.P.               71,152               --              10.16%
6030 Tamilynn Street
San Diego, CA 92112

Frank L. Wright                 ---              50,000(a)            7.14%
4110 McIntosh Road
Harrisburg, PA 17112


--------------------------------------------------------------------------------
(a)  Shares held by "FMB, Trustee for Frank L. Wright Money Purchase Pension
     Plan."

(b)  Percentage shown assumes 700,000 shares issued and outstanding.

          The following table sets forth information as of December 31, 2001, regarding ownership of Common Stock of the Corporation by (i) the directors and the chief executive officer of the Company individually; and (ii) all executive officers and directors of the Company as a group. Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares.

                                Shares Beneficially Owned
Name and Address                -------------------------        Percentage of
of Beneficial Owner             Direct           Indirect          Class (c)
----------------------          ------           --------          ---------
Joseph E. Barnes, Sr.            3,380             ---                ---
R.R. #1, Box 255A
Thompsontown, PA 17044

Nancy S. Bratton                 3,445             ---                ---
2356 Raccoon Valley Road
Millerstown, PA 17062

John P. Henry                    1,830             ---                ---
RR2, Box 1310
Port Royal, PA 17082

                                Shares Beneficially Owned
Name and Address                -------------------------        Percentage of
of Beneficial Owner             Direct           Indirect          Class (c)
----------------------          -------         ---------          ---------
Samuel G. Kint                   11,700             ---             1.67%
RR4, Box 252
Mifflintown, PA 17059

James R. McLaughlin               9,000             ---             1.29%
R.D. #2, Box 480
Port Royal, PA 17082

Clair E. McMillen                 3,328             ---              ---
R.R. #1, Box 134
Loysville, PA 17047

Samuel F. Metz                   18,100             400 (a)         2.64%
R.D. # 4, Box 114
Mifflintown, PA 17059

Chares C. Saner                   1,300             ---              ---
R.R. #1, Box 199
Thompsontown, PA 17094

Roger Shallenberger              12,250          12,250 (a)         3.50%
R.D. #1, Box 748
McAllisterville, PA 17049

Lowell M. Shearer                21,800              40 (a)         3.12%
R.R. #3, Box 360
Mifflintown, PA 17059

John A. Tetwiler                  1,700             ---              ---
R.R. #2, Box 455
Port Royal, PA 17082

Frank L. Wright                                  50,000 (b)         7.14%
4110 McIntosh Road
Harrisburg, PA 17112

All Executive Officers and       88,833          62,690            21.65%
Directors as a Group
(15 persons)


--------------------------------------------------------------------------------
 (a) Shares held in name of spouse.
 (b) Shares held by "FMB, Trustee for Frank L. Wright Money Purchase Pension Plan."
 (c) Percentage assumes 700,000 shares issued and outstanding. Less than 1% unless otherwise noted.

ITEM 5    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

          The following table sets forth information about executive officers and directors of the Corporation and the Bank. The Corporation's directors are also directors of the Bank. In accordance with the Bylaws of the Corporation, the Board is divided into three classes, each serving staggered three-year terms. Their terms expire at the annual meeting in the year shown.

                                                                    Position with Corporation (other than as
                                                                    Director), if any, Present Principal
                                       Director    Term             Occupation and Principal Occupation for
Name                          Age      Since       Expires          Past Five Years
----                          ---      ----        -------          ----------------------------------------------------------------
Marcie A. Barber              43       --          --               Senior Vice President and Credit Services Division Manager of
                                                                    the Corporation and the Bank since 1998; previously a Vice
                                                                    President for Commercial Lending at Mellon Bank

Joseph E. Barnes, Sr.         65       1992        2002             Director/Operator of Barnes Body Shop

Nancy S. Bratton(b)           60       2001        2002             Owner, Bratton Insurance Agency

John P. Henry(b)              48       2001        2004             Vice President, PHE Mechanical Systems, Inc. (b)

Samuel G. Kint                62       2001        2003             Retired businessman

Richard R. Leitzel            46       --          --               Vice President and Chief Financial Officer of the Corporation
                                                                    and the Bank since 1999; previously, an independent financial consultant to financial institutions

James R. McLaughlin(c)        61       1980(a)     2004             President and Chief Executive Officer of the Corporation and the
                                                                    Bank

Clair E. McMillen             67       1996        2003             Partner, McMillen Bros., distributor of agricultural equipment and Sales Representative for Badger Farm Equipment

Samuel F. Metz(c)             84       1959(a)     2002             Chairman of the Board of Corporation and the Bank; Retired
                                                                    Assistant School Superintendent

Charles C. Saner(b)           57       1997        2002             Dairy Farmer

Roger Shallenberger (c)       54       1988        2003             Vice Chairman of Corporation and the Bank; Former owner and
                                                                    President of KSM Enterprises, Inc., manufacturer of log homes

                                                                        Position with Corporation (other than as
                                                                        Director), if any, Present Principal
                                              Director     Term         Occupation and Principal Occupation for
Name                               Age        Since        Expires      Past Five Years
----                               ---        -------      -------      ---------------------------------------
Lowell M. Shearer(b)(c)            55         1997         2003         Self-employed, timber hauler

Timothy P. Stayer                  49         --           --           Vice President and Community Banking
                                                                        Services Division Manager of the
                                                                        Corporation and the Bank

John A. Tetwiler(b)                71         1994         2004         Retired Appliance and Lawn and Garden
                                                                        Equipment Store owner

Frank L. Wright                    61         1993         2004         Attorney

--------------------------------------------------------------------------------
(a) Includes period prior to April 1985 when named person served as Director of the Bank prior to its becoming a wholly-owned subsidiary of the Corporation.

(b)  Member of the Audit-Compliance Committee of the Bank.

(c)  Member of the Executive Committee of the Bank.

          No officer or director of the Corporation or the Bank has been the subject of any order, judgment or decree, not subsequently revised, suspended or vacated, of any court or federal or state authority permanently or temporarily enjoining him from, barring, suspending or otherwise limiting the right of such person to engage in securities activities.


ITEM 6    EXECUTIVE COMPENSATION

          The following table sets forth the executive compensation of the Corporation's named executive officer for each of the last three years. No other forms of compensation, stock options or stock awards are provided to the named executive officer. There are no other executive officers of the Corporation or the Bank whose salary and bonus exceeded $100,000.

                          Summary Compensation Table

                                              Annual Compensation
                                              -------------------
Name and                                                      Other Annual  All Other
Principal Position            Year       Salary(1)    Bonus   Compensation  Compensation (2)
------------------            ----       ---------    -----   ------------  ----------------
James R. McLaughlin           2001       $112,164     $3,116       -            $ 30,023
  President and Chief
  Executive Officer;          2000       $103,855     $2,907       -            $ 31,112
  Director
                              1999       $ 98,900     $2,501       -            $ 30,764

--------------------------------------------------------------------------------
(1)  Does not include directors fees.

(2) Includes for 2001, 2000 and 1999, respectively, the following compensation amounts: (i) 401(k) plan matching and discretionary contributions, $6,544, $6,231and $5,935; (ii) the present value of the economic benefit to the executive from premiums paid by the Corporation to purchase split dollar life insurance contract under a salary continuation plan, $22,995, $24,457 and $24,457; and (iii) the amount of premiums paid by the Corporation for death benefit in excess of $50,000 under the Corporation's group term life replacement plan, $484, $424 and $372.

          The Bank maintains a 401(k) plan for the benefit of eligible employees. Employer contributions include a matching of a portion of employee contributions and a discretionary contribution determined each year by the Board of Directors. The Bank's contribution on behalf of all of the participants may not be in excess of the maximum amount deductible for tax purposes under Section 404(a) of the Internal Revenue Code of 1986, as amended. In general, this amount cannot be more than fifteen percent (15%) of the compensation otherwise paid during the taxable year to all employees under the profit sharing plan.

          The Bank has entered into Salary Continuation Agreements with six of its senior officers, including Mr. McLaughlin, in order to provide them with supplemental retirement income. In the case of Mr. McLaughlin, the retirement benefit is fixed at $29,000 for the first year and increases thereafter at a rate of 3.50% per year and is paid for a term of fifteen (15) years. Vesting in the benefits of the salary continuation plans is determined within the discretion of the Board of Directors. An intended purpose of the plans is to provide an incentive to such persons to continue in the employ of the Bank.

          Also in 1997, the Bank's Board of Directors established an Officer Group Term Replacement Plan for the benefit of Mr. McLaughlin, Marcie A. Barber, Richard A. Leitzel and Leona Shellenberger (retired Treasurer of the Bank). This Plan provides participating officers with a life insurance benefit equal to two times current salary, but not in excess of a certain predetermined amount. Thus, for example, Mr. McLaughlin's benefit is capped at $224,000.

          The Bank has also entered into Director Deferred Fee Agreements with six directors, established a Director Revenue Neutral Retirement Program in which ten directors have elected to participate and established a Directors Split Dollar Program in which nine directors have elected to participate. The purpose of each of these programs or plans is to make certain retirement benefits available to the directors who participate.

          Each director receives $575 per month for each meeting attended and each non-employee director is paid $125 for each committee meeting attended. Total fees paid in 2001 to directors of the Corporation and the Bank were $92,360.

ITEM 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The Bank has had, and expects to have in the future, loan and other banking transactions in the ordinary course of business with its directors, officers and their associates. All extensions of credit to such persons have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of the management of the Bank, do not involve more than a normal risk of collectibility or present other unfavorable features. All loans to directors or executive officers of the Corporation or the Bank require the approval of the Board of Directors except for the individual requesting such loan who is prohibited from attending the discussion or participating in the vote on such loan. During 2001, $577,000 of new loans were made to such persons and repayments totaled $377,000. As of December 31, 2001, directors and officers were indebted to the Bank for loans totaling $780,000.


ITEM 8    DESCRIPTION OF SECURITIES




     Common Stock.

     The Corporation is authorized to issue 10,000,000 shares of common stock, par value $5.00 per share. There are 700,000 shares of common stock issued and outstanding. The remaining 9,300,000 authorized but unissued shares of common stock may be issued by the Board of Directors without further shareholder approval. Issuance of such shares could cause a dilution of the book value per share of the stock and the voting power of present shareholders.

     Voting Rights.

     Shareholders are entitled to one vote per share on all matters presented to them and do not have cumulative voting rights in the election of directors.

     Preemptive Rights.

     Corporation common stock has no subscription, conversion or preemptive rights.

     Liquidation Rights.

     Each share of common stock is entitled, upon the liquidation, dissolution or winding up of the affairs of the Corporation, to share ratably in the assets legally available for distribution to shareholders.

     Dividends.

     Each share of common stock is entitled to share pro rata in dividends. The Corporation is permitted by the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), to pay dividends provided that, after giving effect to the dividend: (i) it would be able to pay its debts as they come due in the usual course of its business, and (ii) its total assets would exceed the sum of its total liabilities and the amount that would be needed, if any, to satisfy any preferential rights of shareholders to receive a preferential distribution upon the dissolution. Currently, there are no material legal restrictions on the payment of dividends by the Corporation.

     The Corporation's primary source of dividends is the retained earnings of the Bank available for transfer to the Corporation in the form of dividends from the Bank. Under the National Bank Act, the dividends that may be paid by the Bank without prior regulatory approval are subject to certain prescribed limitations. The prior approval of the OCC would be required if the total of all dividends declared by the Bank in any calendar year would exceed net profits, as defined in the National Bank Act, for the two preceding calendar years. The OCC also has the authority to prohibit dividend payments by banks to the extent that payment of dividends is determined by the OCC to constitute "unsafe or unsound banking practices" or if banks are in arrears in payment of insurance assessments due to the FDIC. Compliance with standards for capital adequacy established by federal banking authorities also can restrict the ability of banks to pay dividends.

     Anti-Takeover Provisions.

     Under the BCL and the Articles of Incorporation and Bylaws of the Corporation, there are a number of provisions applicable to the Corporation that may be deemed to be "anti-takeover" in nature. The BCL also contains a number of other so-called "anti-takeover" provisions that are applicable to the Corporations by reason of its common stock being registered under Section 12 of the Securities Exchange Act of 1934. The cumulative effect of these provisions may be to deter or discourage a transaction or acquisition of shares that is not negotiated in advance with the Board of Directors.

     The Articles of Incorporation provide for 10,000,000 authorized shares of common stock which do not provide preemptive rights to shareholders to subscribe to purchase additional shares of stock on a pro rata basis. The additional shares of common stock and the elimination of preemptive rights to such stock were authorized for the purpose of providing the Board of Directors with as much flexibility as possible to issue additional shares, without further shareholder approval, for proper corporate purposes, including providing additional capital to support our operations, financing acquisitions, stock dividends, stock splits, employee incentive plans and other similar purposes. These additional shares also may be used by the Board of Directors to deter future attempts to gain control over the Corporation.

     The Corporation is also authorized to issue 10,000,000 shares of preferred stock, no par value, of which none are issued and outstanding. The Board of Directors has the power, without further shareholder approval, to issue the authorized preferred stock in series and to determine the voting powers, if any, dividend rates, conversion or redemption rights, designations, rights, preferences and limitations of the shares in each series. The Board of Directors will determine these matters with respect to the preferred shares only when they are issued. The ability of the Board of Directors, without further shareholder approval, to issue preferred stock and to determine the terms thereof prior to issuance, may have the effect of discouraging a non-negotiated business combination involving the Corporation because a potential acquiror of Corporation common stock may be concerned with the potential dilutive effects of any such issuance of preferred stock on such acquirors equity interest and voting power.

     The Corporation's Bylaws provide for a classified Board of Directors pursuant to which Directors are elected for staggered terms. The Board of Directors believes that a classified Board will help to assure the continuity and stability of corporate leadership and policy. In addition, a classified board helps to moderate the pace of any change in control of the Board of Directors by extending the time required to elect a majority of the directors to at least two successive annual meetings. This extension of time also tends to discourage takeover bids. It also makes it more difficult for a majority of the shareholders to change the composition of the Board of Directors.

     The Articles of Incorporation do not permit cumulative voting. Cumulative voting would entitle each shareholder to as many votes in the election of directors as equal the number of shares owned by him multiplied by the number of directors to be elected. A shareholder may cast all of these votes for one candidate or distribute them among any two or more candidates. The Corporation's Articles of Incorporation do not provide for cumulative voting because it is believed that each Director should represent and act in the interest of all shareholders and not any special group of shareholders. The absence of cumulative voting means that a majority of the outstanding shares can elect all the members of the Board of Directors.

     Because each Director of the Corporation also is intended to be a Director of the Bank, the Corporation's Bylaws require Directors to own at least 500 shares of the Corporation's common stock. Although this provision might be viewed as anti-takeover in nature, it corresponds to the requirement under
Section 72 of the National Bank Act that all directors of a national bank, such as the Bank, must own in his or her own right, either shares of the common stock of such bank or of any company which has control over that bank, the aggregate par value of which is not less than $1,000. Because the Corporation's common stock has a par value of $5.00 per share, Section 72 requires that Directors of the Corporation must own at least 200 shares. The purpose of this requirement is to assure that directors of national banks have a vested economic interest in the success or failure of those banks.

     Provisions in the Corporation's Bylaws require action by at least 20% of the votes which all shareholders are entitled to cast in order to call a special meeting of shareholders. The Corporation's Bylaws also require the affirmative vote of two-thirds of the issued and outstanding shares to approve an amendment to the Bylaws. These provisions attempt to ensure that any extraordinary corporate transaction may be effected only if it receives a clear mandate from the shareholders.

     The Articles of Incorporation also provide that the affirmative vote of the holders of at least 80% of the Corporation's common stock is required to approve any merger, consolidation, dissolution or liquidation of the Corporation or the sale of all or substantially all of its assets. This provision also was included in the Articles of Incorporation in order to ensure that any such transaction could be effected only if it received a clear mandate from the shareholders. The provision could be viewed, however, as giving the Corporation's management veto power over certain transactions regardless of whether those transactions are desired by or beneficial to a majority of the shareholders. The provision also could be viewed as giving the holders of a minority of our outstanding shares veto power over any merger, consolidation, dissolution or liquidation of the Corporation or the sale of all or substantially all of its assets, even if management and/or a majority of the shareholders believes the transaction to be desirable and beneficial. Absent this provision, the affirmative vote of at least a majority of the shares voted would be required to approve any merger, consolidation, dissolution, liquidation or sale of all of its assets.

     The Articles of Incorporation also include a provision that permits the Board of Directors to oppose a takeover bid on the basis of factors other than the economic benefit to shareholders, such as the impact an acquisition of the Corporation would have on the community; the effect of the acquisition upon shareholders, employees, depositors, suppliers and customers; and the reputation and business practices of the bidder. This provision was included in our Articles of Incorporation to permit the Board of Directors to recognize and take into account the special relationships existing between the Corporation and its subsidiaries and the communities that they serve.


                                    PART II
                                    -------


ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
------------------

     Although shares of the Corporation's common stock are traded from time to time in private transactions, there is no established public trading market for the stock. The Corporation's common stock is not listed on any stock exchange or automated quotation system and there are no present plans to so list the stock. There can be no assurance that, at any given time, any persons will be interested in acquiring shares of the Corporation's common stock. Price quotations for the Corporation's common stock do not appear in any generally recognized investment media.

     The following table reports the highest and lowest per share prices at which the Corporation's common stock has actually traded in private transactions during the periods indicated and of which management has knowledge. To the best of management's knowledge, such prices do not include any retail mark-up, mark-down or commission. Shares may also have been sold in transactions, the price and terms of which are not known to the Corporation. Therefore, the per share prices at which the Corporation's stock has previously traded may not necessarily be indicative of the true market value of the shares.

                         HIGHEST AND LOWEST PER SHARE
                            PRICES FOR COMMON STOCK
                        IN ACTUAL PRIVATE TRANSACTIONS
                             KNOWN TO CORPORATION

                                      2001                      2000
                                ------------------------------------------------
                                 High        Low         High          Low
                                 ----        ---         ----          ---
          First Quarter         $48.00      40.00       $42.00        42.00
          Second Quarter        $40.00      40.00       $56.00        45.00
          Third Quarter         $40.00      40.00       $65.00        48.00
          Fourth Quarter        $44.00      40.00       $55.00        55.00

     The authorized common stock of the Corporation consists of 10,000,000 shares of common stock, par value $5.00 per share, of which 700,000 shares were outstanding at March 31, 2002. There are no shares of the Corporation's common stock (i) that are subject to outstanding options, warrants or securities convertible into common stock; (ii) that could be sold pursuant to Rule 144 under the Securities Act or that the Corporation has agreed to register under the Securities Act for sale by security holders; or (iii) that are or have been proposed to be publicly offered by the Corporation. The Corporation has approximately 507 shareholders of record as of March 31, 2002.

Dividends
---------

     The Corporation pays dividends on the outstanding shares of our common stock as determined by the Board of Directors from time to time. It has been the practice of the Board of Directors to declare cash dividends on a quarterly basis. Future dividends will depend upon our earnings, financial position, cash requirements and such other factors as the Board of Directors may deem relevant. The following table sets forth the cash dividends declared per share of the Corporation's common stock for the stated periods.

                                                         Cash Dividends
                                                       Declared Per Share
                                                       ------------------
        2001 First Quarter                                   $ 0.125
             Second Quarter                                    0.125
             Third Quarter                                     0.130
             Fourth Quarter                                    0.130
                                                             -------
                                                             $ 0.510

        2000 First Quarter                                   $ 0.115
             Second Quarter                                    0.115
             Third Quarter                                     0.120
             Fourth Quarter                                    0.120
                                                             -------
                                                             $ 0.470



ITEM 2  LEGAL PROCEEDINGS

        The Bank from time to time is a party to routine litigation incidental to its business. The Corporation is not currently a party to any material litigation.


ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Greenawalt & Company, P.C., of Mechanicsburg, Pennsylvania, were the appointed independent accountants for the Corporation in 2001. Because the Corporation had attained, as of December 31, 2001, more than 500 shareholders of record, the Corporation is now required to register its securities with the Securities and Exchange Commission (SEC) and begin filing periodic reports with the SEC according to applicable law and regulation. Greenawalt & Company, P.C. advised the Corporation that it does not practice in the area of SEC reporting, and therefore declined to stand for re-appointment following expirtion of its engagement related to auditing the Corporation's financial statement for the year ending December 31, 2001. At its January 2002 meeting, the Board of Directors approved the appointment of Beard Miller Company LLP, Harrisburg, Pennsylvania, as the Corporation's independent accountants for 2002.

     Greenawalt & Company, P.C.'s report on the Corporation's financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was recommended and approved by the full Board of Directors. There were no disagreements with Greenawalt & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

     Prior to its engagement of Beard Miller Company LLP, the Corporation did not consult with Beard Miller Company LLP regarding any matter.


ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES

        Pursuant to an exemption under SEC Regulation A, on March 1, 2000, the Corporation commenced the sale of 40,000 shares of its common stock at a price of $42.00 per share. The share certificates issued pursuant to this offering indicated that the shares had been acquired for investment and may not be offered, sold, transferred, pledged or otherwise disposed of without an effective registration statement. A total of 40,000 shares were sold. The total offering price was $1,680,000, with net proceeds of $1,615,000, and legal fees and printing costs of $65,000. The entire amount of the net proceeds was utilized to retire certain debt the Corporation incurred to finance the earlier purchase of 40,000 shares of the Corporation's common stock from JMD Partners, L.P. at a price of $1,560,000, including interest on such debt, and to cover other expenses related to the purchase and the reissuance of such shares.



ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by the Pennsylvania Business Corporation Law, the Corporation's Articles of Incorporation provide that a director shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the BCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Corporation's Articles, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Corporation protection against awards of monetary damages for negligence in the performance of their duties.

         The Corporation's Articles also provide that every person who is or was a director or executive officer of the Corporation, or of any corporation which he served as such at the request of the Corporation, shall be indemnified by the Corporation to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Corporation or such other company, whether or not he is a director or executive officer of the Corporation or such other company at the time the expenses or liabilities are incurred.

                                   PART F/S
                                   --------






                     FIRST COMMUNITY FINANCIAL CORPORATION

                             FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

                                                                    Page
                                                                   Number
                                                                  --------

Independent auditors' report                                         1

Consolidated balance sheets                                          2

Consolidated statements of income                                    3

Consolidated statements of changes in shareholders' equity           4

Consolidated statements of cash flows                                5

Notes to consolidated financial statements                         6 - 22

INDEPENDENT AUDITORS' REPORT
----------------------------


Shareholders
First Community Financial Corporation
Two North Main Street
Mifflintown, Pennsylvania


We have audited the accompanying consolidated balance sheets of First Community Financial Corporation and subsidiary (The First National Bank of Mifflintown) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Community Financial Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                                                      GREENAWALT & COMPANY, P.C.



January 24, 2002

Mechanicsburg, Pennsylvania

                     FIRST COMMUNITY FINANCIAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2001 and 2000

                                                                                                      2001                  2000
                                                                                                      ----                  ----
ASSETS

Cash and due from banks                                                                     $    7,267,752         $   4,840,215
Interest bearing demand deposits                                                                   693,984               679,220
Federal funds sold                                                                                  34,000             3,605,000
                                                                                               -----------            ----------

              Total cash and cash equivalents                                                    7,995,736             9,124,435

Investment securities available for sale                                                        30,792,377            19,360,946
Investment securities held to maturity
  (fair value $ 16,316,074 and $ 14,697,127)                                                    16,350,045            14,687,200
Loans, less allowance for loan losses                                                          114,796,769           100,009,754
Premises and equipment                                                                           6,619,842             6,546,817
Cash value of life insurance                                                                     3,833,699             3,090,522
Accrued interest receivable                                                                        796,921               833,289
Other assets                                                                                     1,305,770             1,284,940
                                                                                               -----------            ----------

              Total assets                                                                  $  182,491,159         $ 154,937,903
                                                                                               ===========           ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Demand deposits, noninterest bearing                                                        $   15,469,939         $  14,000,425
Demand deposits, interest bearing                                                               15,263,330            14,350,164
Savings deposits                                                                                15,444,382            12,850,697
Time deposits                                                                                  107,844,361            90,492,434
                                                                                               -----------           -----------

              Total deposits                                                                   154,022,012           131,693,720

Short term borrowings                                                                            6,082,862             3,252,219
Long term borrowings                                                                             8,200,000             7,200,000
Accrued interest payable                                                                           310,447               341,960
Other liabilities                                                                                  816,369               519,868
                                                                                               -----------           -----------

              Total liabilities                                                                169,431,690           143,007,767
                                                                                               -----------           -----------

Preferred stock, without par value;
  10,000,000 shares authorized;
  no shares issued or outstanding                                                                        -                     -
Common stock, $ 5 par value;
  10,000,000 shares authorized;
  700,000 shares issued and outstanding                                                          3,500,000             3,500,000
Capital in excess of par value                                                                     245,000               245,000
Retained earnings                                                                                8,822,376             7,877,876
Accumulated other comprehensive income                                                             492,093               307,260
                                                                                               -----------           -----------

              Total shareholders' equity                                                        13,059,469            11,930,136
                                                                                               -----------           -----------

              Total liabilities and shareholders' equity                                    $  182,491,159         $ 154,937,903
                                                                                               ===========           ===========

The accompanying notes are an integral part of these financial statements.

                     FIRST COMMUNITY FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED DECEMBER 31, 2001 and 2000

                                                                                                2001                  2000
                                                                                                ----                  ----
Interest income
     Loans, including fees                                                                  $    9,006,060       $     8,499,308
     Investment securities, taxable                                                              1,698,653             1,592,560
     Investment securities, tax exempt                                                             605,645               393,358
     Other interest income                                                                         201,957                52,197
     Dividends on bank stocks                                                                       74,606                78,672
                                                                                                ----------            ----------

              Total interest income                                                             11,586,921            10,616,095
                                                                                                ----------            ----------

Interest expense
     Deposits                                                                                    6,103,621             5,264,307
     Short term borrowings                                                                         107,420               286,815
     Long term borrowings                                                                          477,908               407,487
                                                                                                ----------            ----------

              Total interest expense                                                             6,688,949             5,958,609
                                                                                                ----------            ----------

              Net interest income                                                                4,897,972             4,657,486

Provision for loan losses                                                                           78,000               114,000
                                                                                                ----------            ----------

              Net interest income after
                provision for loan losses                                                        4,819,972             4,543,486
                                                                                                ----------            ----------

Other income
     Service charges on deposits                                                                   395,288               352,351
     Trust Department fees                                                                         173,853               184,950
     Other fees and charges                                                                        310,988               272,056
     Earnings on cash value of life insurance                                                      182,839               164,207
     Realized gains on sales of securities                                                          77,131                     -
     Gains on sales of student loans                                                                 3,089                31,802
                                                                                                ----------            ----------

              Total other income                                                                 1,143,188             1,005,366
                                                                                                ----------            ----------

Other expenses
     Employee compensation and benefits                                                          2,228,043             2,349,515
     Net occupancy expenses                                                                        345,953               337,745
     Equipment expenses                                                                            459,761               409,598
     Director and advisory boards compensation                                                     207,041               184,682
     Other operating expenses                                                                    1,123,862               995,041
                                                                                                ----------            ----------

              Total other expenses                                                               4,364,660             4,276,581
                                                                                                ----------            ----------

              Income before income taxes                                                         1,598,500             1,272,271

Provision for federal income taxes                                                                 297,000               251,000
                                                                                                ----------            ----------

              Net income                                                                    $    1,301,500       $     1,021,271
                                                                                                ==========            ==========

Basic earnings per share                                                                    $         1.86       $          1.48

The accompanying notes are an integral part of these financial statements.

                     FIRST COMMUNITY FINANCIAL CORPORATION
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    YEARS ENDED DECEMBER 31, 2000 AND 2001

                                                                     Capital in
                                                     Common           Excess of         Treasury          Retained
                                                      Stock           Par Value           Stock           Earnings
                                                      -----           ---------         --------          --------
Balance, January 1, 2000                           $  3,500,000       $  190,000      $          -      $  7,181,005

Acquisition of 40,000 shares in
  January 2000 @ $ 39.00 per share                            -                -        (1,560,000)                -

Reissuance of 40,000 shares in
  April 2000 @ $ 42.00 per share
  net of reissuance costs of $ 65,000                         -           55,000         1,560,000                 -

2000 net income                                               -                -                 -         1,021,271
Comprehensive income
    Change in net unrealized gains (losses)
     on securities available for sale, net
     of deferred income taxes of $ 185,192                    -                -                 -                 -

              Comprehensive income

2000 cash dividends, $ .47 per share                          -                -                 -          (324,400)
                                                      ---------          -------        ----------        ----------

Balance, December 31, 2000                            3,500,000          245,000                 0         7,877,876

2001 net income                                               -                -                 -         1,301,500
Comprehensive income
    Change in net unrealized gains on
     securities available for sale, net
     of reclassification adjustment for
     gains of $ 77,131 realized in income
     and deferred income taxes of $ 106,729                   -                -                 -                 -

              Comprehensive income

2001 cash dividends, $ .51 per share                          -                -                 -          (357,000)
                                                      ---------          -------        ----------        ----------

Balance, December 31, 2001                         $  3,500,000       $  245,000      $          0      $  8,822,376
                                                      =========          =======        ==========        ==========

                                                    Accumulated
                                                       Other             Total
                                                   Comprehensive     Shareholders'      Comprehensive
                                                   Income (Loss)        Equity             Income
                                                   -------------     ------------       -------------
Balance, January 1, 2000                           $  (61,949)       $ 10,809,056

Acquisition of 40,000 shares in
  January 2000 @ $ 39.00 per share                          -          (1,560,000)

Reissuance of 40,000 shares in
  April 2000 @ $ 42.00 per share
  net of reissuance costs of $ 65,000                       -           1,615,000

2000 net income                                             -           1,021,271       $  1,021,271
Comprehensive income
    Change in net unrealized gains (losses)
     on securities available for sale, net
     of deferred income taxes of $ 185,192            369,209             369,209            369,209
                                                                                           ---------
              Comprehensive income                                                      $  1,390,480
                                                                                           =========

2000 cash dividends, $ .47 per share                        -            (324,400)
                                                      -------          ----------

Balance, December 31, 2000                            307,260          11,930,136

2001 net income                                             -           1,301,500          1,301,500
Comprehensive income
    Change in net unrealized gains on
     securities available for sale, net
     of reclassification adjustment for
     gains of $ 77,131 realized in income
     and deferred income taxes of $ 106,729           184,833             184,833            184,833
                                                                                           ---------
              Comprehensive income                                                      $  1,486,333
                                                                                           =========

2001 cash dividends, $ .51 per share                        -            (357,000)
                                                      -------          ----------

Balance, December 31, 2001                         $  492,093        $ 13,059,469
                                                      =======          ==========

The accompanying notes are an integral part of these financial statements.

                     FIRST COMMUNITY FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 2001 and 2000

                                                                                                      2001                  2000
                                                                                                      ----                  ----
Cash flows from operating activities
     Net income                                                                         $        1,301,500      $      1,021,271
     Adjustments to reconcile net income to net
       cash provided by operating activities
         Depreciation of premises and equipment                                                    463,471               422,968
         Amortization of intangible assets                                                          27,600                29,100
         Amortization (accretion) of investment securities                                          51,610               (26,452)
         Earnings on cash value of life insurance                                                 (182,839)             (164,207)
         Realized gains on sales of securities                                                     (77,131)                    -
         Gains on sales of student loans                                                            (3,089)              (31,802)
         Provision for loan losses                                                                  78,000               114,000
         Deferred income taxes                                                                     (46,544)              (44,810)
         Decrease (increase) in
              Accrued interest receivable                                                           36,368              (115,470)
              Other assets                                                                         (48,431)              124,749
         Increase (decrease) in
              Accrued interest payable                                                             (31,513)               87,813
              Other liabilities                                                                    236,317                  (910)
                                                                                                ----------            ----------

              Net cash provided by operating activities                                          1,805,319             1,416,250
                                                                                                ----------            ----------

Cash flows from investing activities
     Investment securities available for sale
         Proceeds from maturities and principal repayments                                      14,523,254             1,375,840
         Proceeds from sales                                                                       684,898                     -
         Purchases                                                                             (26,326,925)           (2,160,434)
     Investment securities held to maturity
         Proceeds from maturities and principal repayments                                       4,893,536             3,994,829
         Purchases                                                                              (6,551,956)           (2,552,219)
     Net increase in loans                                                                     (15,097,048)           (7,562,899)
     Proceeds from sale of student loans                                                           235,122             2,377,370
     Purchases of premises and equipment                                                          (536,496)           (1,065,892)
     Purchases of life insurance                                                                  (560,338)             (187,584)
                                                                                                ----------            ----------

              Net cash used in investing activities                                            (28,735,953)           (5,780,989)
                                                                                                ----------            ----------

Cash flows from financing activities
     Net increase in deposits                                                                   22,328,292            10,638,520
     Net increase (decrease) in short term borrowings                                            2,830,643            (5,967,781)
     Proceeds from long term borrowings                                                          2,000,000             7,000,000
     Repayments of long term borrowings                                                         (1,000,000)           (5,200,000)
     Proceeds from reissuance of treasury stock                                                          -             1,615,000
     Acquisition of treasury stock                                                                       -            (1,560,000)
     Cash dividends paid                                                                          (357,000)             (324,400)
                                                                                                ----------            ----------
              Net cash provided by financing activities                                         25,801,935             6,201,339
                                                                                                ----------            ----------

Increase (decrease) in cash and cash equivalents                                                (1,128,699)            1,836,600
Cash and cash equivalents, January 1                                                             9,124,435             7,287,835
                                                                                                ----------            ----------
Cash and cash equivalents, December 31                                                  $        7,995,736      $      9,124,435
                                                                                                ==========            ==========

The accompanying notes are an integral part of these financial statements.

                     FIRST COMMUNITY FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 2001 and 2000


1.   Summary of significant accounting policies

          First Community Financial Corporation (the Corporation) and its wholly-owned subsidiary, The First National Bank of Mifflintown (the Bank), provide loan, deposit, trust and other related financial services through nine full service banking offices in Juniata and Perry Counties of Pennsylvania. The Corporation is subject to regulation and supervision by the Federal Reserve Bank and the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency. The Corporation competes with several other financial institutions to provide its services to individuals, businesses, municipalities and other organizations.

     Basis of presentation

          The Corporation's consolidated financial statements include the accounts of the parent corporation and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of income and expenses for the years then ended. Actual results could differ from those estimates. The material estimate that is particularly susceptible to significant change is the determination of the allowance for loan losses.

          Assets held by the Trust Department in an agency or fiduciary capacity for its customers are excluded from the financial statements since they do not constitute assets of the Corporation. Assets held by the Trust Department amounted to $ 38,549,171 and $ 36,666,899 at December 31, 2001 and 2000,
respectively.

          Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications have no effect on financial position or results of operations.

     Cash and cash equivalents

          Cash and cash equivalents includes cash and due from banks, interest bearing demand deposits and federal funds sold.

     Federal funds

Federal funds are reported on a gross basis. Federal funds sold, if any, are stated as assets and federal funds purchased, if any, are stated as liabilities.

                     FIRST COMMUNITY FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 2001 and 2000

Summary of significant accounting policies (Cont'd.)

Investment securities

          Investment securities available for sale are those securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell an available for sale security would be based on various factors. These securities are stated at fair value. Unrealized gains (losses) are reported as changes in shareholders' equity, net of the related deferred tax effect. Any realized gains (losses), based on the amortized cost of specific securities sold, are included in current operations. Premiums and discounts are recognized as interest income over the estimated lives of the securities, using the interest method.

          Investment securities held to maturity are those securities that the Corporation has the intent and ability to hold to maturity. These securities are stated at cost adjusted for amortization of premiums and accretion of discounts, which is recognized as interest income over their estimated lives, using the interest method.

     Loans

     Interest income is accrued daily on the outstanding loan balances. Loan fees (net of costs) are deferred and recognized as interest income over the life of the individual loans, using the interest method.

     Accrual of interest is generally discontinued when principal or interest becomes 90 days past due or when management believes that the collection of interest is doubtful based on prevailing economic conditions and collection efforts. Loans are returned to accrual status only when all factors indicating doubtful collectibility cease to exist. When a loan is placed on nonaccrual status, unpaid interest for the current year is removed from interest income and unpaid interest for prior years is charged against the allowance for loan losses.

     Loan impairment is accounted for in accordance with Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under the Statement, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. The Statement requires that loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than its recorded investment, the Corporation recognizes impairment by adjusting a valuation allowance. The Statement does not apply to large groups of homogeneous loans such as consumer installment and residential mortgage loans, which are collectively evaluated for impairment.

     Loans in all loan categories are charged off when it is apparent that a loss will be incurred. The cash-basis method of recognizing interest income is used for impaired loans for all reported periods as is consistent with the Corporation's nonaccrual policy.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

1.   Summary of significant accounting policies (Cont'd.)

     Allowance for loan losses

          The allowance for loan losses is maintained through a provision for loan losses charged to operations. In management's judgment, the allowance represents an adequate amount to absorb reasonably foreseeable losses on existing loans and commitments. Management's judgment is based on changes in the nature and volume of the loan portfolio, current economic conditions, historical loan loss experience, collateral value, financial strength of borrowers and other relevant factors.

          The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

     Premises and equipment

          Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the lease terms. Maintenance and repairs are expensed when incurred and expenditures for significant improvements are capitalized.

     Goodwill and other intangible assets

Intangible assets are stated at cost less accumulated amortization. Goodwill is amortized on the straight-line method over 15 years. Core deposit intangibles are amortized on an accelerated method over 10 years. Annual assessments of the carrying values and remaining amortization periods are made to determine possible impairment and appropriate adjustments, as deemed necessary.

     Foreclosed real estate

          Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at fair value at the date of foreclosure, establishing a new cost basis. Gains on the sale of foreclosed real estate are included in other income, while losses and writedowns resulting from periodic revaluations are included in other expenses.

     Advertising costs

The Corporation charges the costs of advertising to expense as incurred. Advertising expense was $ 51,209 and $ 57,248 for the years ended December 31, 2001 and 2000, respectively.

     Federal income taxes

          The provision for federal income taxes is based on taxable income as reported in the financial statements. Certain items of income and expense are recognized in different periods for financial reporting purposes than for federal income tax purposes. Deferred income taxes are provided for in the financial statements for such temporary differences. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for federal income taxes.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000


1.   Summary of significant accounting policies (Cont'd.)

Earnings per share

     The Corporation has a simple capital structure. Basic earnings per share represents income available to owners of common stock divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding was 700,000 in 2001 and 690,000 in 2000.

Segment reporting

     Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, trust and other operations of the Corporation. As such, discrete financial information is not available and segment reporting would not be meaningful.

Comprehensive income

     Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Changes in certain assets and liabilities, such as unrealized gains (losses) on securities available for sale, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

     The only item of comprehensive income, and accumulated other comprehensive income, that the Corporation presently has is unrealized gains (losses) on securities available for sale.

New accounting pronouncements

     The Financial Accounting Standards Board has issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Corporation's adoption of the Statement in January 2001 did not have a significant impact on the Corporation's financial condition or results of operations.

     In June 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

     Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting, as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 2001.

     Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life be amortized over the determinable useful life. The provisions of this Statement became effective for the Corporation in January 2002. Upon adoption of this Statement, goodwill and other intangible assets arising from acquisitions

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000



1.   Summary of significant accounting policies (Cont'd.)

New accounting pronouncements (Cont'd.)

completed before July 2001 should be accounted for in accordance with the provisions of this Statement. This transition provision could require a reclassification of a previously separately recognized intangible to goodwill and vice versa if the intangibles in question do not meet the new criteria for classification as a separately recognizable intangible.


At December 31, 2001, the Corporation had intangible assets with a net book value of $ 190,400, which will continue to be amortized under the new rules pursuant to the requirements of Statement of Financial Accounting Standards No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. Amortization expense related to these assets was $ 27,600 and $ 29,100 for the years ended December 31, 2001 and 2000, respectively.


In July 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Corporation in January 2003 and is not expected to have a significant impact on the Corporation's financial condition or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement were effective for the Corporation in January 2002 and did not have a significant impact on the Corporation's financial condition or results of operations.

Off balance sheet financial instruments

In the ordinary course of business the Corporation has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

2.   Restrictions on cash and due from banks

In return for services obtained through correspondent banks, the Corporation is required to maintain noninterest bearing cash balances in those correspondent banks. At December 31, 2001 and 2000 the required balances approximated $ 470,000 and $ 461,000, respectively.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000


3.   Investment securities available for sale

         Amortized cost and fair value at December 31 were as follows:

                                                                               Gross              Gross
                                                         Amortized          Unrealized         Unrealized             Fair
                                                           Cost               Gains              Losses               Value
                                                      ---------------    ---------------     ---------------          -----
                       2001
                       ----
              U.S. Treasury                         $         999,613   $         13,731    $              -   $       1,013,344
              U.S. Agencies                                 2,397,072             64,525                   -           2,461,597
              Mortgage backed securities                   26,314,728            207,782              77,774          26,444,736
              Stock in other banks                            281,635            591,065                   -             872,700
                                                           ----------         ----------          ----------          ----------
                                                    $      29,993,048   $        877,103    $         77,774   $      30,792,377
                                                           ==========         ==========          ==========          ==========

                       2000
                       ----
              U.S. Treasury                         $       1,598,450   $         15,215    $              -   $       1,613,665
              U.S. Agencies                                 9,781,726            194,774             162,460           9,814,040
              Mortgage backed securities                    7,235,368             36,942              41,140           7,231,170
              Stock in other banks                            237,635            464,436                   -             702,071
                                                            ---------         ----------          ----------          ----------
                                                    $      18,853,179   $        711,367    $        203,600   $      19,360,946
                                                           ==========         ==========          ==========          ==========

     Amortized cost and fair value at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay with or without penalties.

                                                                                               Amortized              Fair
                                                                                                 Cost                 Value
                                                                                           ---------------      ----------------
                  1 year or less                                                        $          999,613    $        1,013,344
                  Over 1 through 5 years                                                         2,197,072             2,249,305
                  Over 5 through 10 years                                                          200,000               212,292
                  Mortgage backed securities                                                    26,314,728            26,444,736
                  Equity securities                                                                281,635               872,700
                                                                                                ----------            ----------
                                                                                        $       29,993,048    $       30,792,377
                                                                                                ==========            ==========

     During 2001, the Corporation realized gross gains of $ 77,131 and gross losses of $ 0, on sales of available for sale securities. During 2000, there were no sales of available for sale securities.

     At December 31, 2001 and 2000, available for sale securities with fair value of $ 4,198,186 and $ 7,473,240, respectively, were pledged as collateral as required by law on public deposits, and for other purposes.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

4.       Investment securities held to maturity

                  Amortized cost and fair value at December 31 were as follows:

                                                                       Gross                      Gross
                                                Amortized              Unrealized                 Unrealized        Fair
                                                     Cost              Gains                      Losses            Value
                                                --------------         ---------                  --------------    -----
         2001
         ----
         U.S. Treasury                        $        399,888         $          3,021           $            -    $       402,909
                  State and municipal               14,386,325                  146,504                  200,698         14,332,131
                  Mortgage backed securities         1,563,832                   17,202                        -          1,581,034
                                                    ----------                  -------                  -------         ----------
                                              $     16,350,045         $        166,727           $      200,698    $    16,316,074
                                                    ==========                  =======                  =======         ==========
         2000
         ----
                  U.S. Treasury               $      2,798,781         $          6,265           $        3,181    $     2,801,865
                  U.S. Agencies                        513,776                    6,296                    7,237            512,835
                  State and municipal                9,224,386                   62,073                   30,630          9,255,829
                  Mortgage backed securities         2,150,257                        -                   23,659          2,126,598
                                                    ----------                  -------                  -------         ----------
                                              $     14,687,200         $         74,634           $       64,707    $    14,697,127
                                                    ==========                  =======                  =======         ==========


                  Amortized cost and fair value at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay with or without penalties.

                                                                       Amortized                 Fair
                                                                       Cost                      Value
                                                                       ---------                 ---------
                  1 year or less                              $        1,779,795        $        1,798,499
                  Over 1 through 5 years                               4,547,652                 4,653,694
                  Over 5 through 10 years                              1,341,915                 1,328,608
                  Over 10 through 15 years                             1,479,065                 1,460,370
                  Over 15 years                                        5,637,786                 5,493,869
                  Mortgage backed securities                           1,563,832                 1,581,034
                                                                      ----------                ----------
                                                              $       16,350,045       $        16,316,074
                                                                      ==========                ==========

                  At December 31, 2001 and 2000, held to maturity securities with amortized cost of $ 10,040,947 and $ 5,896,948, respectively (fair value of $ 10,111,197 and $ 5,909,184, respectively) were pledged as collateral as required by law on public deposits, and for other purposes.

5.       Loans
                  Loans at December 31 were as follows:

                                                              2001                      2000
                                                              ----                      ----
                           Mortgages - residential        $    60,269,183           $   52,462,280
                           Mortgages - commercial              20,780,016               16,435,252
                           Installment                         24,273,358               21,563,434
                           Commercial and agricultural          9,303,960                7,801,950
                           Municipal loans                        388,727                1,394,989
                           Home equity loans                      739,329                  731,258
                           Student loans                                -                  276,144
                           All other                              354,249                  557,375
                                                              -----------              -----------
                                                              116,108,822              101,222,682
                           Unearned income - loan fees           (274,055)                (246,487)
                           Allowance for loan losses           (1,037,998)                (966,441)
                                                              -----------              -----------
                                                          $   114,796,769           $  100,009,754
                                                              ===========              ===========

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000


5.   Loans (Cont'd.)

     At December 31, 2001 and 2000 loans that the Corporation serviced for the benefit of others were $ 3,984,854 and $ 2,132,168, respectively.

     At December 31, 2001 and 2000 there were no impaired loans. At December 31, 2001, the accrual of interest has been discontinued on loans of $ 746,572, and interest was not being accrued on any loans over 90 days past due. At December 31, 2001 and 2000 the interest that had been earned but not accrued was $ 26,682 and $ 2,194, respectively.

     The Corporation, in the ordinary course of business, has loan, deposit and other routine transactions with its officers, directors and principal shareholders and entities in which they have principal ownership. Loans are made to such customers at the same credit terms as other borrowers and do not represent more than the usual risk of collection. Approximate changes during 2001 in these related party loans were as follows:

               Balance, January 1               $  580,000
               Additions                           577,000
               Reductions                         (377,000)
                                                  --------
               Balance, December 31             $  780,000
                                                  ========

6.   Allowance for loan losses

               Changes in the allowance for loan losses were as follows:

                                                         2001           2000
                                                         ----           ----
               Balance, January 1                    $   966,441     $  863,104
               Provision charged to operations            78,000        114,000
               Recoveries on charged off loans            11,590          4,167
               Loans charged off                         (18,033)       (14,830)
                                                       ---------        -------
               Balance, December 31                  $ 1,037,998     $  966,441
                                                       =========        =======

7.   Premises and equipment

               Premises and equipment at December 31 were as follows:
                                                         2001            2000
                                                         ----            ----

                    Land                             $    690,589    $   617,769
                    Buildings and improvements          5,970,905      5,815,076
                    Furniture and equipment             2,395,963      2,308,028
                                                        ---------      ---------
                                                        9,057,457      8,740,873
                    Less accumulated depreciation       2,437,615      2,194,056
                                                        ---------      ---------
                                                     $  6,619,842    $ 6,546,817
                                                        =========      =========

               The estimated useful lives of buildings and improvements range from 20 to 40 years, and from 5 to 15 years for furniture and equipment.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

8.   Cash value of life insurance

     The Corporation is the owner of single premium life insurance policies on participants in the non-qualified retirement plans that are maintained for selected employees and directors. At December 31, 2001 and 2000, the cash value of these policies were $ 3,833,699 and $ 3,090,522, respectively, which amounts are immediately available to the Corporation upon surrender of the policies.

9.   Goodwill and other intangible assets

     During 1996, the Corporation purchased two offices from another bank, which included $ 351,000 assigned to core deposit intangibles and goodwill. The balances of core deposit intangibles and goodwill at December 31, 2001 were $ 25,200 and $ 165,200, respectively (see note 1).

10.  Equity securities without readily determinable fair values

     Equity securities without readily determinable fair values, consisting of restricted investments in Federal Reserve Bank stock, Federal Home Loan Bank stock, and Atlantic Central Bankers Bank stock are included in other assets. At December 31, 2001 and 2000 these equity securities are stated at cost of $ 922,200 and $ 874,400, respectively.

11.  Time deposits

     Scheduled maturities of time deposits at December 31, 2001 were as follows:

                        1 year or less       $   77,383,553
                Over 1 through 2 years           14,116,051
                Over 2 through 3 years            5,550,742
                Over 3 through 4 years            6,665,224
                Over 4 through 5 years            4,026,397
                Over 5 years                        102,394
                                                -----------
                                             $  107,844,361
                                                ===========

     Time deposits of $ 100,000 and over were $ 25,482,012 and $ 20,444,027 at December 31, 2001 and 2000, respectively.

12.  Short term borrowings

     Short term borrowings at December 31 were as follows:
                                                        2001           2000
                                                        ----           ----
              Federal Home Loan Bank - RepoPlus     $  1,800,000   $          -
              Securities sold under agreements
                to repurchase                          4,264,426      3,152,219
              Treasury tax and loan note                  18,436        100,000
                                                       ---------      ---------
                                                    $  6,082,862   $  3,252,219
                                                       =========      =========

Securities sold under agreements to repurchase generally mature within one day from the transaction date. Securities with a carrying amount of $ 3,927,523 and $ 3,700,865 at December 31, 2001 and 2000, respectively were pledged as collateral for these agreements. The securities underlying the agreements were under the Corporation's control.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

13.  Long term borrowings

     Long term borrowings from Federal Home Loan Bank at December 31 were as follows:

                                               Maturity                Interest
Description              Date                  Rate                    2001                2000
-----------       ------------------       ----------------            ----                ----
Adjustable-RepoPlus      May 2001              6.75              $             -     $     1,000,000
Fixed Rate               June 2002             7.87                      200,000             200,000
Convertible              January 2010          5.99                    1,000,000           1,000,000
Convertible              February 2010         5.91                    2,000,000           2,000,000
Convertible              May 2010              6.50                    1,000,000           1,000,000
Convertible              July 2010             6.54                    2,000,000           2,000,000
Convertible              March 2011            3.94                    1,000,000                   -
Convertible              March 2011            4.98                    1,000,000                   -
                                                                       ---------           ---------
                                                                 $     8,200,000     $     7,200,000
                                                                       =========           =========


     The Corporation has a maximum borrowing capacity through Federal Home Loan Bank in excess of $ 85,000,000, which is collateralized by security agreements in mortgage backed assets of the Corporation, primarily securities and loans.


14.  Real estate operating leases

     In 1999, the Corporation renegotiated the lease for its Delaware (Juniata County) office. The lease term is ten years, with options for three additional five year periods. The monthly lease payment is adjusted annually by the consumer price index, with limitations. The monthly payment in effect for December 2001 was $ 1,682.

     In 1999, the Corporation negotiated a lease with an option to purchase a small parcel of land, upon which the Corporation constructed its East Waterford office. The lease term is ten years, with options for three additional five year periods. The monthly lease payment is adjusted annually by the consumer price index, with limitations. The monthly payment in effect for December 2001 was $
250. From 2003 through 2010 the Corporation has an option to purchase the land, for predetermined prices ranging from $ 105,000 up to $ 125,000.

     In 1999, the Corporation negotiated to construct a building, adjacent to its West Perry office, for lease to the United States Postal Service. The lease term is for twenty five years, and the Corporation will receive monthly payments of $ 3,181, and reimbursement for real estate taxes.

     The Corporation also receives rental income for leasing of available space at its Mifflintown and Loysville offices.

     Net occupancy expenses includes the following real estate lease amounts:

                                                 2001              2000
                                                 ----              ----
                  Lease expense             $      23,183     $      22,933
                  Lease income                     51,966            27,610
                                                ---------         ---------
                                            $     (28,783)    $      (4,677)
                                                =========         =========

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

14.  Real estate operating leases (Cont'd.)

     The minimum future rental payments under the terms of these leases at December 31, 2001 were as follows:

                                                   Lease             Lease
                          Year                     Expense           Income
                          ----                     -------           ------
                          2002                $    23,183        $   38,166
                          2003                     20,433            38,166
                          2004                     20,183            38,166
                          2005                     20,183            38,166
                          2006                     20,183            38,166
                          After 2006               45,412           709,251
                                                  -------           -------
                                              $   149,577        $  900,081
                                                  =======           =======

15.  Other operating expenses

Other operating expenses were as follows:


                                                        2001         2000
                                                        ----         ----
               Professional and regulatory fees     $    340,688  $   272,734
               Correspondent bank charges                181,788      153,234
               State shares tax                          102,491       94,884
               Supplies and postage                      183,525      156,214
               Telephone and other communications         93,634       79,529
               All other expenses                        221,736      238,446
                                                       ---------      -------
                                                    $  1,123,862  $   995,041
                                                       =========      =======


16.  Federal income taxes

          The provision (benefit) for federal income taxes was as follows:

                                                         2001           2000
                                                         ----           ----

               Tax at statutory rates                $   543,490    $   432,572
               Effect of tax exempt securities          (170,536)      (109,464)
               Effect of municipal loans                 (18,850)       (16,758)
               Effect of cash value of insurance         (53,848)       (48,209)
               Effect of other items                      (3,256)        (7,141)
                                                        --------       --------
                                                     $   297,000    $   251,000
                                                        ========       ========

               Current portion                       $   343,544    $   295,810
               Deferred portion                          (46,544)       (44,810)
                                                        --------       --------
                                                     $   297,000    $   251,000
                                                        ========       ========

The provision for federal income taxes includes $ 26,225 and $ -0- of income taxes related to gains on sales of securities in 2001 and 2000, respectively.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

16.  Federal income taxes (Cont'd.)

     The Corporation provides deferred taxes, at statutory rates, on cumulative temporary differences. Components of deferred tax assets and liabilities at December 31 were as follows:

                                                      2001            2000
                                                      ----            ----
               Deferred tax assets
                   Allowance for loan losses      $   308,419      $  284,089
                   Loans and accrued interest           9,072           7,497
                   Intangible assets                   13,498          12,070
                   Retirement liabilities             131,581         102,872
                                                      -------         -------
                                                      462,570         406,528
                                                      -------         -------
               Deferred tax liabilities
                   Accumulated depreciation           255,024         245,526
                   Available for sale securities      307,236         200,507
                                                      -------         -------
                                                      562,260         446,033
                                                      -------         -------
               Net deferred tax (liabilities)     $   (99,690)     $  (39,505)
                                                      =======         =======

17.  Retirement plans

     The Corporation maintains a 401(K) plan for the benefit of eligible employees. Employer contributions include matching a portion of employee contributions and a discretionary contribution determined by the Corporation. Corporation contributions to the plan were $ 94,513 and $ 86,230 for 2001 and 2000, respectively.

     The Corporation maintains non-qualified compensation plans for selected employees (supplemental retirement) and directors (deferred fees). The estimated present value of future benefits is accrued over the period from the effective date of the agreements until the expected retirement dates of the individuals. Expenses include the following amounts for these non-qualified plans:

                                                       2001          2000
                                                       ----          ----
                         Employee compensation     $   43,787    $   73,749
                         Director compensation         52,511        37,979

18.  Supplemental cash flow information

     Cash paid during the year for interest and income taxes was as follows:
                                                     2001           2000
                                                     ----           ----
                         Interest                  $ 6,720,462   $  5,870,796
                         Income taxes                  294,300        361,580

19.  Regulatory matters

     The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action,

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

19.  Regulatory matters (Cont'd.)

the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth below) of Tier I capital to average assets and of Tier I and total capital (as defined in the regulations) to risk weighted assets. Management believes, as of December 31, 2001, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2001, the most recent notification from the regulators categorized the Corporation and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Corporation's or Bank's category.

     The Corporation's actual and required capital amounts and ratios were as follows (dollar amounts in thousands):

                                                                                                             To Be Well Capi-
                                                                                                             talized Under The
                                                                                   For Capital               Prompt Corrective
                                                          Actual                Adequacy Purposes            Action Provisions
                                                   --------------------         -----------------            -----------------
                                                     Amount      Ratio          Amount        Ratio         Amount         Ratio
                                                     ------      -----          ------        -----         ------         -----
                   December 31, 2001
                   -----------------
         Tier I leverage ratio
           (to average assets)                     $    12,377    6.90%   *    $   7,175  *    4.0%    *    $   8,969  *    5.0%
         Tier I risk-based capital ratio
           (to risk-weighted assets)                    12,377   12.48    *        3,967  *    4.0     *        5,950  *    6.0
         Total risk-based capital ratio
           (to risk-weighted assets)                    13,415   13.52    *        7,938  *    8.0     *        9,922  *   10.0

                   December 31, 2000
                   -----------------
         Tier I leverage ratio
           (to average assets)                     $    11,405    7.51%   *    $   6,075  *    4.0%    *    $   7,593  *    5.0%
         Tier I risk-based capital ratio
           (to risk-weighted assets)                    11,405   12.83    *        3,556  *    4.0     *        5,334  *    6.0
         Total risk-based capital ratio
           (to risk-weighted assets)                    12,371   13.92    *        7,110  *    8.0     *        8,887  *   10.0

*  Greater than or equal to

     The Bank's ratios do not differ significantly from the Corporation's ratios presented above.

     Certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. Regulatory approval is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits (as defined) for that year combined with the retained net profits for the two preceding calendar years. At December 31, 2001, approximately $ 2,438,000 of undistributed earnings of the Bank, included in consolidated shareholders' equity, was available for distribution to the Corporation as dividends without prior regulatory approval.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

20.  Financial instruments with off balance sheet risk

     The Corporation is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit (typically mortgages and commercial loans) and, to a lesser extent, standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

     The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments. The Corporation does not anticipate any material losses from these commitments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extensions of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties. On loans secured by real estate, the Corporation generally requires loan to value ratios of no greater than 80%.

     Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and similar transactions. The terms of the letters of credit vary and may have renewal features. The credit risk involved in using letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary.

     The Corporation has not been required to perform on any financial guarantees, and has not incurred any losses on its commitments, during the past two years.

     A summary of the Corporation's commitments at December 31 were as follows:

                                                   2001             2000
                                                   ----             ----

           Commitments to extend credit       $  13,970,000    $  10,770,000
           Standby letters of credit                104,000          108,000

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

21.  Concentrations of credit risk

     The Corporation grants commercial, residential and consumer loans to customers primarily within Juniata and Perry Counties of Pennsylvania and the surrounding area. The loan portfolio is diversified, as disclosed in Note 5.

22.  Fair value of financial instruments

     Financial Accounting Standard No. 107 requires disclosures about fair value of financial instruments. The fair value estimates are based upon subjective assumptions and involve significant uncertainties resulting in estimates that vary with changes in assumptions. Any changes in assumptions or estimation methodologies may have a material effect on the estimated fair values disclosed.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     For the following financial instruments, the carrying value is a reasonable estimate of fair value:

                      Cash and cash equivalents
                      Accrued interest receivable
                      Equity securities without readily determinable fair values Short term borrowings
                      Accrued interest payable

     For investment securities, fair value is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable securities.

     For floating rate loans that reprice frequently and which entail no significant changes in credit risk, the carrying amount is a reasonable estimate of fair value. For fixed rate loans, fair value is estimated using discounted cash flow analysis, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

     For demand deposits, the carrying amount is a reasonable estimate of fair value. For savings and time deposits, fair value is estimated using discounted cash flow analysis, at interest rates currently offered for deposits with similar maturities.

     For long term borrowings, fair value is based on currently available rates for borrowings with similar terms and remaining maturities.


     Off balance sheet instruments of the Bank, consist of letters of credit, loan commitments and unfunded lines of credit. Fair value is estimated using fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings. Any fees charged are immaterial.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000


22.  Fair value of financial instruments (Cont'd.)

         Estimated fair values of financial instruments at December 31 were as follows:

                                                                          2001                               2000
                                                            ---------------------------------  ---------------------------------
                                                               Carrying            Fair            Carrying           Fair
                                                                 Value             Value             Value            Value
                                                               --------            -----           --------           -----
         Financial assets
              Cash and cash equivalents                     $     7,995,736  $      7,995,736  $     9,124,435  $      9,124,435
              Investment securities
                  Available for sale                             30,792,377        30,792,377       19,360,946        19,360,946
                  Held to maturity                               16,350,045        16,316,074       14,687,200        14,697,127
              Loans, less allowance
                for loan losses                                 114,796,769       116,351,372      100,009,754       100,539,197
              Accrued interest receivable                           796,921           796,921          833,289           833,289
              Equity securities without readily
                determinable fair values                            922,200           922,200          874,400           874,400

         Financial liabilities
              Deposits                                          154,022,012       155,790,254      131,693,720       131,759,751
              Short term borrowings                               6,082,862         6,082,862        3,252,219         3,252,219
              Long term borrowings                                8,200,000         8,850,364        7,200,000         7,206,548
              Accrued interest payable                              310,447           310,447          341,960           341,960

         Off balance sheet instruments                                    0                 0                0                 0

23.  Contingencies

         The Corporation is also subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Corporation in connection with any such claims and lawsuits, it is the opinion of management that the disposition or ultimate determination of any such claims and lawsuits will not have a material adverse effect on the consolidated financial position, consolidated results of operations or liquidity of the Corporation.

24.  Subsequent event - Additional banking office

The Corporation has applied for regulatory approval to open an office in Shermans Dale, Perry County, Pennsylvania. The Corporation has negotiated the lease of a facility currently leased by another bank. The lease term is one year, with options for five additional one year periods. The monthly lease payment will be $ 1,350.

                     FIRST COMMUNITY FINANCIAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)
                          DECEMBER 31, 2001 and 2000

25.  Condensed financial information for parent company only

                                                                                             2001                 2000
                                                          BALANCE SHEETS
                                                    DECEMBER 31, 2001 and 2000

     Cash                                                                           $      16,928         $     34,767
     Investment in subsidiary                                                          12,406,267           11,379,073
     Investment securities available for sale                                             872,700              702,071
                                                                                       ----------           ----------
              Total assets                                                          $  13,295,895         $ 12,115,911
                                                                                       ==========           ==========

     Deferred tax liability                                                         $     236,426         $    185,775
     Shareholders' equity                                                              13,059,469           11,930,136
                                                                                       ----------           ----------
              Total liabilities and shareholders' equity                            $  13,295,895         $ 12,115,911
                                                                                       ==========           ==========

                                                       STATEMENTS OF INCOME
                                              YEARS ENDED DECEMBER 31, 2001 and 2000

     Dividends from subsidiary                                                      $     377,000         $    344,400
     Other dividends                                                                       16,352               18,875
                                                                                       ----------           ----------
                                                                                          393,352              363,275
     Expenses                                                                              10,191               68,083
                                                                                       ----------           ----------
                                                                                          383,161              295,192
     Equity in undistributed earnings of subsidiary                                       918,339              726,079
                                                                                       ----------           ----------
              Net income                                                            $   1,301,500         $  1,021,271
                                                                                       ==========           ==========

                                                     STATEMENTS OF CASH FLOWS
                                              YEARS ENDED DECEMBER 31, 2001 and 2000

     Cash flows from operating activities
         Net income                                                                 $   1,301,500         $  1,021,271
         Adjustments to reconcile net income to net
           cash provided by operating activities
              Equity in undistributed earnings of subsidiary                             (918,339)            (726,079)
                                                                                       ----------           ----------
                                                                                          383,161              295,192
     Cash flows from investing activities
         Purchases of investment securities                                               (44,000)             (40,250)

     Cash flows from financing activities
         Proceeds from reissuance of treasury stock                                             -            1,615,000
         Acquisition of treasury stock                                                          -           (1,560,000)
         Cash dividends paid                                                             (357,000)            (324,400)
                                                                                       ----------           ----------
     Increase (decrease) in cash                                                          (17,839)             (14,458)
     Cash, January 1                                                                       34,767               49,225
                                                                                       ----------           ----------
     Cash, December 31                                                              $      16,928         $     34,767
                                                                                       ==========           ==========

                                   PART III
                                   --------


ITEM 1            INDEX TO EXHIBITS
2(a)              Articles of Incorporation of First Community Financial
                  Corporation, as amended *
2(b)              Bylaws of First Community Financial Corporation, as amended *
6(b)(1)           Lease - Delaware Branch Office *
6(b)(2)           Lease - East Waterford Branch Office *
6(b)(3)           Lease - Shermans Dale Branch Office *
6(c)(1)           Salary Continuation Agreement dated August 19, 1997 between
                  James McLaughlin and The First National Bank of Mifflintown *
6(c)(2)           Salary Continuation Agreement dated September 22, 1997 between
                  Leona Shollenberger and The First National Bank of
                  Mifflintown *
6(c)(3)           Salary Continuation Agreement dated August 28, 1997 between *
                  Jody Graybill and The First National Bank of Mifflintown *
6(c)(4)           Salary Continuation Agreement dated September 18, 1997 between
                  Timothy Stayer and The First National Bank of Mifflintown *
6(c)(5)           Salary Continuation Agreement dated April 10, 2000 between
                  Marcie A. Barber and The First National Bank of Mifflintown *
6(c)(6)           Salary Continuation Agreement dated November 5, 2001 between
                  Richard R. Leitzel and The First National Bank of
                  Mifflintown *
6(c)(7)           Officer Group Term Replacement Plan *
6(c)(8)           Director Deferred Fee Agreement dated September 29, 1997
                  between James McLaughlin and The First National Bank of
                  Mifflintown *
6(c)(9)           Director Deferred Fee Agreement dated September 29, 1997
                  between Joseph Barnes and The First National Bank of
                  Mifflintown *
6(c)(10)          Director Deferred Fee Agreement dated September 30, 1997
                  between Roger Shallenberger and The First National Bank of
                  Mifflintown *
6(c)(11)          Director Deferred Fee Agreement dated April 9, 2002 between
                  Nancy S. Bratton and The First National Bank of Mifflintown *
6(c)(12)          Director Deferred Fee Agreement dated April 9, 2002 between
                  John P. Henry and The First National Bank of Mifflintown *
6(c)(13)          Director Deferred Fee Agreement dated April 9, 2002 between
                  Samuel G. Kint and The First National Bank of Mifflintown *
6(c)(14)          Director Revenue Neutral Retirement Agreement dated September
                  29, 1997 between James McLaughlin and The First National Bank of Mifflintown *
6(c)(15)          Director Revenue Neutral Retirement Agreement dated September
                  30, 1997 between John H. Sheaffer and The First National Bank of Mifflintown *
6(c)(16)          Director Revenue Neutral Retirement Agreement dated September
                  29, 1997 between Donald Adams and The First National Bank of
                  Mifflintown *

6(c)(17)          Director Revenue Neutral Retirement Agreement dated September
                  29, 1997 between Joseph Barnes and The First National Bank of
                  Mifflintown *
6(c)(18)          Director Revenue Neutral Retirement Agreement dated September
                  29, 1997 between Samuel F. Metz and The First National Bank of
                  Mifflintown *
6(c)(19)          Director Revenue Neutral Retirement Agreement dated September
                  30, 1997 between Clair E. McMillen and The First National Bank of Mifflintown *
6(c)(20)          Director Revenue Neutral Retirement Agreement dated September
                  29, 1997 between Roger Shallenberger and The First National
                  Bank of Mifflintown *
6(c)(21)          Director Revenue Neutral Retirement Agreement dated September
                  29, 1997 between John Tetwiler and The First National Bank of
                  Mifflintown *
6(c)(22)          Director Revenue Neutral Retirement Agreement dated September
                  29, 1997 between Richard Wible and The First National Bank of
                  Mifflintown *
6(c)(23)          Director Revenue Neutral Retirement Agreement dated March 31,
                  1998 between Lowell M. Shearer and The First National Bank of
                  Mifflintown *
6(c)(24)          Director Revenue Neutral Retirement Agreement dated March 24,
                  1998 between Charles C. Saner and The First National Bank of
                  Mifflintown *
10                Consent of Greenawalt & Company, P.C.
16                Letter of Greenawalt & Company, P.C.



* Previously filed.


ITEM 2            DESCRIPTION OF EXHIBITS

                  See Item 1 above.



                                  SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized.



                                                FIRST COMMUNITY FINANCIAL
                                                CORPORATION

                                                By: /s/  James R. McLaughlin
                                                    ----------------------------
                                                     James R. McLaughlin
                                                     President and Chief
                                                     Executive Officer


Date:    May 9, 2002

                                      64